SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 20, 2005

333-120876-01

Inmarsat Holdings Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Holdings Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F     ☒        40-F     ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐         No    ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act for 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT HOLDINGS LIMITED

Date: April 20, 2005	By:	/s/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer

Exhibit 99.1

CONSENT SOLICITATION STATEMENT

Inmarsat Finance II plc

Solicitation of Consents from Holders of

10 3/8% Senior Discount Notes Due 2012

CUSIP Nos. G4781RAA8, 45763UAA3, 45763UAC9

ISINs USG4781RAA89, US45763UAA34, US45763UAC99

THE SOLICITATION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MAY 5, 2005, UNLESS EXTENDED (SUCH TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”). ONLY A HOLDER OF SECURITIES AS OF THE RECORD DATE (AS DEFINED BELOW) IN RESPECT OF WHICH THERE HAS BEEN DELIVERED A VALID CONSENT PRIOR TO THE EXPIRATION DATE (WHICH HAS NOT BEEN PROPERLY REVOKED) WILL BE ENTITLED TO RECEIVE THE CONSENT PAYMENT (AS DEFINED BELOW). CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE TIME THAT THE SUPPLEMENTAL INDENTURE (AS DEFINED BELOW) IS EXECUTED.

Inmarsat Finance II plc, a public limited company organized under the laws of England and Wales (the “Company”), is hereby soliciting (the “Solicitation”), upon the terms and subject to the conditions set forth in this Consent Solicitation Statement and in the related Letter of Consent (the “Letter of Consent”), Consents (as defined below) from Holders (as defined below) of its 10 3/8% Senior Discount Notes due 2012 (the “Securities”) outstanding on the date of this Consent Solicitation Statement to amend certain provisions (the “Proposed Amendments”) of the Indenture, dated as of November 24, 2004 among the Company, the guarantors named therein (the “Guarantors”) and The Bank of New York, as Trustee (the “Indenture”). Capitalized terms used and not defined herein have the respective meanings assigned to them in the Indenture.

The primary purpose of the Solicitation is to facilitate a possible Public Offering (as defined herein) of ordinary shares of Inmarsat Group Holdings Limited (the “Parent”), the indirect parent of the Company, and compliance with the Parent’s expected dividend policy following any such Public Offering. Please see “Background and Purpose of the Solicitation”.

The Company will pay, subject to the terms and conditions set forth herein and in the Letter of Consent, to each Holder as of the Record Date who has properly delivered and not revoked a Consent, a consent payment (the “Consent Payment”) in the amount of $25 in cash for each $1,000 accreted principal amount as of the Record Date (as defined herein) of Securities held by such Holder for which such Consent has been given. The Consent Payments will be paid promptly following the later of (i) the Expiration Date and (ii) the satisfaction of the Payment Conditions (as defined herein).

The Solicitation Agent for the Solicitation is:

Credit Suisse First Boston

April 20, 2005

Adoption of the Proposed Amendments requires the written consent of Holders of more than 50% in aggregate principal amount of the Securities outstanding and not owned directly or indirectly by the Company or any Guarantor, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any Guarantor, as of 5:00 p.m., New York City time, on April 20, 2005 (the “Record Date”). We refer to such required consents in this Consent Solicitation Statement as the “Requisite Consents”. As of 5:00 p.m., New York City time, on the Record Date, an accreted amount of $697.07 per $1,000 principal amount of the Securities was outstanding.

In accordance with the terms and subject to the conditions set forth in this Consent Solicitation Statement and in the Letter of Consent, each Holder who has delivered a valid consent to the Proposed Amendments (a “Consent”) on or prior to the Expiration Date will, so long as such Consent is not properly revoked before the Supplemental Indenture (as defined below) is executed, receive a Consent Payment in the manner and at the time described below, but only if certain conditions (the “Payment Conditions”) set forth herein are satisfied, including:

(i)	the receipt of the Requisite Consents (the “Requisite Consents Condition”);

(ii)	the execution and delivery of the Supplemental Indenture by the Company, the Guarantors and the Trustee (the “Supplemental Indenture Condition”); and

(iii)	the occurrence of the following on or prior to October 31, 2005: (i) the Public Offering Closing Date (as defined herein), (ii) the Credit Facility Effective Date (as defined herein) and (iii) the distribution of the Notice of Redemption to holders of the Securities (together, the “Completion Condition”).

Upon the satisfaction of the Requisite Consents Condition, the Company, the Guarantors and the Trustee will execute a supplemental indenture setting forth the Proposed Amendments (the “Supplemental Indenture”). Although the Supplemental Indenture will be effective upon execution, it will cease to be effective if each of the Completion Condition and other conditions set forth herein do not occur and the Company does not make the Consent Payment, on or prior to October 31, 2005. If adopted, the Proposed Amendments would, among other things, facilitate a possible Public Offering of ordinary shares of the Parent and compliance with the Parent’s expected dividend policy following any such Public Offering. See “Background and Purpose of the Solicitation” for more information.

Irrespective of whether the Proposed Amendments become effective, the Securities will continue to be outstanding in accordance with all other terms of the Indenture and the Securities.

Consents shall be deemed accepted by the Company and shall become irrevocable upon the execution and delivery of the Supplemental Indenture. The Company presently intends to execute and deliver the Supplemental Indenture promptly following the satisfaction of the Requisite Consents Condition. The Company reserves the right to delay making Consent Payments, in whole or in part and even after the Payment Conditions have been satisfied, in order to comply with any applicable law.

Under no circumstances will the Company make any Consent Payment to any Holder who delivers a Letter of Consent with the “DO NOT CONSENT” box marked thereon with respect to the adoption of the Proposed Amendments unless, on or prior to the Expiration Date, a subsequently dated Consent marked to indicate a “CONSENT” to the adoption of the Proposed Amendments is properly received from such Holder (and is not thereafter properly revoked).

Holders whose Consents are not received by the Tabulation Agent on or prior to the Expiration Date will not be entitled to receive any Consent Payment. The Expiration Date may be extended (including on a daily basis), at any time and from time to time in the sole discretion of the Company. The Solicitation may be terminated at any time at the sole discretion of the Company, whether or not the Requisite Consents Condition or any other condition stated herein has been satisfied. If the Solicitation is so terminated, no Consent Payments will be made, irrespective of whether the Requisite Consents Condition or any other condition stated herein has been satisfied.

With respect to Securities registered in the name of Cede & Co., which is the nominee of The Depository Trust Company (“DTC”), the DTC participants (i.e., brokers, banks and other financial institutions that are participants in DTC), rather than DTC, must execute and deliver the Letter of Consent. All Securities in global form are registered in the name of Cede & Co.

To deliver a consent with respect to Securities held through Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”), Holders of such Securities should comply with the procedures established by Euroclear or Clearstream, as applicable. Consents in respect of Securities held through Euroclear and Clearstream will be delivered by the direct participants in Euroclear or Clearstream (which are also DTC participants) in respect of such Securities held through Euroclear or Clearstream. Beneficial owners of Securities that are not direct participants in Euroclear or Clearstream must contact their broker, dealer, bank, custodian, trust company or other nominee to arrange for their direct participant in Euroclear or Clearstream, as the case may be, through which they hold Securities to submit a valid electronic consent instruction to the relevant clearing system prior to the Expiration Date.

- i -

With respect to all other Securities, only those persons in whose name Securities were registered in the register maintained by the Trustee as of the Record Date (“Registered Holders”), or who have obtained a proxy (in substantially the form included with the Letter of Consent) authorizing such persons to complete and deliver a Letter of Consent and deliver or withhold a Consent for the related Securities on behalf of a Registered Holder (“Proxyholders” and, together with Registered Holders, the “Holders”), will be eligible to deliver Letters of Consent and deliver or withhold Consents and, upon the terms and subject to the conditions set forth in this Consent Solicitation Statement and in the Letter of Consent, receive Consent Payments.

The transfer of Securities after the Record Date will NOT have the effect of revoking any Letter of Consent theretofore properly received by the Tabulation Agent. Each Consent properly received by the Tabulation Agent will be counted notwithstanding any transfer of the Securities to which such Consent relates, unless the procedure for revoking Consents described in this Consent Solicitation Statement has been complied with. A Consent properly received by the Tabulation Agent relating to any Securities will be deemed to revoke any Letter of Consent in respect of such Securities having an earlier date that has the “DO NOT CONSENT” box marked thereon.

Although the Supplemental Indenture will be effective upon execution, it will cease to be effective if each of the Completion Condition, and other conditions set forth herein do not occur, and the Company does not make the Consent Payment, on or prior to October 31, 2005. If the Proposed Amendments become effective, the Proposed Amendments will be binding upon all Holders of Securities, whether or not such Holders have delivered Consents.

Furthermore, if, in accordance with the terms and subject to the conditions set forth in this Consent Solicitation Statement and in the Letter of Consent, the Proposed Amendments become effective, non-consenting Holders (whether or not they have delivered a Letter of Consent or otherwise affirmatively objected to the Proposed Amendments) will not be entitled to any rights of appraisal or similar rights of dissenters (whether pursuant to the Indenture, the Company’s organizational instruments or applicable provisions of law) with respect to adoption of the Proposed Amendments.

Consents can be revoked only in accordance with the procedures set forth in this Consent Solicitation Statement prior to, and will become irrevocable upon, the execution of the Supplemental Indenture.

If a Letter of Consent is properly received by the Tabulation Agent but without a check in Box 1 or Box 2, then such Letter of Consent will be deemed to constitute a “CONSENT” to the adoption of the Proposed Amendments and the Holders of the Securities represented by such Letter of Consent will be entitled to receive the Consent Payment in the manner and at the time and subject to the conditions, in each case, described herein.

Under no circumstances should any person tender or deliver to the Company, the Tabulation Agent, the Solicitation Agent or the Information Agent any Securities with their Letter of Consent.

No person has been authorized to give any information or to make any representations other than those contained herein and, if given or made, such information or representations must not be relied upon as having been authorized. The Parent has made no final decision to proceed with a Public Offering and no assurance can be given that the Parent will do so. If the Public Offering is not completed, Holders will not receive the Consent Payment.

Neither we nor the Tabulation Agent, the Solicitation Agent or the Information Agent make any recommendations as to whether or not Holders should consent to the adoption of the Proposed Amendments.

The Solicitation Agent does not assume any responsibility for the accuracy or completeness of the information concerning us contained in this Consent Solicitation Statement or for any failure by us to disclose events that may have occurred and may affect the significance or accuracy of such information.

This Consent Solicitation Statement contains important information which should be read before a decision is made with respect to the delivery of Consents. The Company assumes responsibility for the information contained in this Consent Solicitation Statement.

This Consent Solicitation Statement does not constitute a solicitation of Consents in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under applicable state or foreign securities or “blue sky” laws. The delivery of this Consent Solicitation Statement at any time shall not, under any circumstances, create any implication that there has been no change in the information set forth herein or in our affairs since the date hereof.

This Consent Solicitation Statement is solely for the purposes of the Solicitation. Neither the Solicitation nor the delivery of this Consent Solicitation Statement constitutes an offering of Securities or any other security of the Company or any other person, and this Consent Solicitation Statement may not be used for such purposes or in connection with the purchase or sale of any securities, including, without limitation, the Securities.

- ii -

In this Consent Solicitation Statement, “we,” “us” or “our” refer to Inmarsat Holdings Limited (“Inmarsat”) and its subsidiaries (including the Company) collectively or, if the context so requires, to Inmarsat individually.

- iii -

SUMMARY

The following summary is qualified in its entirety by the more detailed information contained elsewhere in this Consent Solicitation Statement and in the Letter of Consent. Capitalized terms used and not defined in this summary have the respective meanings assigned to them elsewhere in this Consent Solicitation Statement or in the Indenture.

The Soliciting Company	Inmarsat Finance II plc.

The Securities	10 3/8% Senior Discount Notes due 2012.

The Solicitation	The primary purpose of the Solicitation is to facilitate a possible Public Offering of ordinary shares of the Parent and compliance with the Parent’s expected dividend policy following any such Public Offering. Please see “Background and Purpose of the Solicitation”.

Requisite Consents	Adoption of the Proposed Amendments requires the consent of more than 50% in aggregate principal amount of the Securities outstanding and not owned directly or indirectly by the Company or any Guarantor, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any Guarantor, as of the Record Date.

Record Date	5:00 p.m., New York City time, on April 20, 2005.

Expiration Date	The Solicitation expires at 5:00 p.m., New York City time, on May 5, 2005, or such later date to which the Solicitation is extended.

Consent Payments	Upon the terms and subject to the conditions set forth in this Consent Solicitation Statement and in the Letter of Consent, we will pay to each Holder entitled thereto a Consent Payment (equal to $25 in cash for each $1,000 accreted principal amount as of the Record Date of Securities for which a Consent has been delivered and not revoked). The Consent Payment will be paid following the later of the Expiration Date and the satisfaction of the Payment Conditions, and no more than ten business days following the Public Offering Closing Date (as defined herein). Payment will be made by check and delivered by first class mail to the address specified on such Holder’s Letter of Consent or by wire transfer, as specified in such Holder’s returned Letter of Consent.

Conditions to Effectiveness	We presently intend to execute and deliver the Supplemental Indenture promptly following satisfaction of the Requisite Consents Condition. Although the Supplemental Indenture will be effective upon execution, it will cease to be effective if the Completion Condition does not occur, and the Company does not make the Consent Payment, in each case on or prior to October 31, 2005. If the Proposed Amendments become effective, the Proposed Amendments will be binding upon all Holders of Securities, whether or not such Holders have delivered Consents.

Consent Procedures

With respect to Securities registered in the name of Cede & Co., which is the nominee of DTC, the DTC participants (i.e., brokers, banks and other financial institutions that are participants in DTC), rather than DTC, must execute and deliver the Letter of Consent. All Securities in global form are registered in the name of Cede & Co.

To deliver a consent with respect to Securities held through Euroclear or Clearstream, Holders of such Securities should comply with the procedures established by Euroclear or Clearstream, as applicable. Consents in respect of Securities held through Euroclear and Clearstream will be delivered by the direct participants in Euroclear or Clearstream (which are also DTC participants) in respect of such Securities held through Euroclear or Clearstream. Beneficial owners of Securities that are not direct participants in Euroclear or Clearstream must contact their broker, dealer, bank, custodian, trust company or other nominee to arrange for their direct participant in Euroclear or

Clearstream, as the case may be, through which they hold Securities to submit a valid electronic consent instruction to the relevant clearing system prior to the Expiration Date.

With respect to all other Securities, only Registered Holders on the Record Date and Proxyholders therefor will be eligible to deliver Letters of Consent, deliver or withhold Consents and, upon the terms and subject to the conditions set forth in this Consent Solicitation Statement and in the Letter of Consent, receive Consent Payments. A beneficial owner of Securities who is not the Registered Holder thereof but who desires to deliver a Letter of Consent must either (i) complete and sign a Letter of Consent or a facsimile thereof, have the signature thereon (and on any proxy delivered therewith) guaranteed or notarized (unless such Letter of Consent or proxy, as the case may be, is furnished by or for the account of an Eligible Institution (as defined below)) and mail, fax or otherwise deliver (in any event, with an original to follow by mail or courier) such Letter of Consent or such facsimile (together with a duly executed proxy in substantially the form included with the Letter of Consent, authorizing such beneficial owner to complete and deliver a Letter of Consent and deliver or withhold a Consent for such Securities on behalf of the Registered Holder) to the Tabulation Agent at its address set forth on the back cover of this Consent Solicitation Statement; or (ii) request the Registered Holder of such Securities to effect the transaction for such beneficial owner. Letters of Consent may be delivered either to the New York or Luxembourg office of the Tabulation Agent.

The term “Eligible Institution” means either (i) a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers (“NASD”) or (ii) a commercial bank or trust company having an office or correspondent in the United States. If a Letter of Consent is properly received by the Tabulation Agent but without a check in Box 1 or Box 2, then such Letter of Consent will be deemed to constitute a “CONSENT” to the adoption of the Proposed Amendments and the Holders of the Securities represented by such Letter of Consent will be entitled to receive the Consent Payment in the manner and at the time and subject to the conditions, in each case, described herein.

Revocation of Consents	Consents can be revoked only by delivering a written notice of revocation to the Tabulation Agent prior to the execution of the Supplemental Indenture. Any Holder who properly revokes a Consent will not receive a Consent Payment, unless and until a subsequent Consent from such Holder has been properly received and not thereafter revoked. The transfer of Securities after the Record Date will NOT have the effect of revoking any Letter of Consent theretofore properly received by the Tabulation Agent. Each Consent properly received by the Tabulation Agent will be counted notwithstanding any transfer of the Securities to which such Consent relates, unless the procedure for revoking Consents described in this Consent Solicitation Statement has been complied with. Consents properly received by the Tabulation Agent relating to any Securities will be deemed to revoke any Letter of Consent in respect of such Securities having an earlier date that has the “DO NOT CONSENT” box marked thereon.

Certain Tax Considerations	For a description of certain United States and United Kingdom tax considerations, see “Certain United States Federal Income Tax Consequences” and “Certain United Kingdom Tax Considerations”.

Information; Assistance; Additional Materials	Questions regarding the Solicitation or the procedure for consenting, as well as requests for assistance, should be directed to the Information Agent or the Solicitation Agent at their respective addresses and telephone numbers set forth on the back cover of this Consent Solicitation Statement. Requests for additional copies of this Consent Solicitation Statement or the Letter of Consent should be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Consent Solicitation Statement.

Notices	Any extension, waiver, termination or amendment of the Solicitation, or any delay in making Consent Payments, will be followed as promptly as practicable either by written notice mailed to Registered Holders or by public announcement, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the d’Wort (formerly the Luxemburger Wort).

Delivery of Letters of Consent	Each Letter of Consent should be delivered to the Tabulation Agent (and not to us, the Solicitation Agent or the Information Agent) on or prior to the Expiration Date to its address or fax number (with an original to follow by mail or courier) set forth in the Letter of Consent.

OUR BUSINESS

Inmarsat Finance II plc is a direct subsidiary of Inmarsat Holdings Limited, which is, in turn, a direct subsidiary of the Parent. Inmarsat Finance II plc was formed to issue the Securities and to facilitate the financing plans of Inmarsat Holdings Limited and its subsidiaries (collectively, the “Inmarsat Group”).

We are the leading provider of global mobile satellite communications services, providing data and voice connectivity to end-users worldwide through our global satellite and ground infrastructure network. We have 25 years of experience in designing, launching and operating our satellite-based network and developing innovative services for end-users. From our fleet of ten owned and operated geostationary satellites, we provide a wide range of data and voice services, including telephony, fax, video, email and high-speed intranet and internet access. End-users of our services operate at sea, on land and in the air, and include government entities such as the US Department of Defense and the UK Ministry of Defence, shipping companies such as Maersk, energy companies such as Shell, media companies such as CNN and the BBC, airlines such as British Airways, and international aid organisations such as the International Red Cross. Our revenues, operating profit and EBITDA under UK GAAP for the financial year ended December 31, 2004 were $480.7 million, $159.1 million and $303.6 million, respectively.

Enterprise and government end-users in the maritime, land and aeronautical sectors use our mobile satellite communications services. During the financial year ended December 31, 2004, the maritime, land and aeronautical sectors of our business accounted for 53.1%, 28.2% and 3.6% of our total consolidated revenues, respectively, while our leasing activity accounted for 11.3% of our total consolidated revenues. Currently, our services are available at transmission rates of up to 128 kbps via our Inmarsat-3 network of satellites, and through our Regional Broadband Global Area Network (“Regional BGAN”) service, of up to 144 kbps. The planned introduction of our Broadband Global Area Network (“BGAN”) service to the land sector in the fourth quarter of 2005 will support data transmission rates of up to 492 kbps, and will allow us to support a range of sophisticated higher bandwidth services, including internet access, videoconferencing, local area network (“LAN”) access and cost competitive voice telephony. Our BGAN services will have the same characteristics our end-users have historically enjoyed, including reliability, ease of use and security, and will be supported by terminals that are smaller, more portable and cheaper than the terminals used to access our existing services.

We have a successful launch and operating record, and have never experienced a satellite failure either upon launch or in orbit. Our current fleet of satellites includes four Inmarsat-2 satellites, launched in the early 1990s, five Inmarsat-3 satellites, launched between 1996 and 1998, and our first next-generation Inmarsat-4 satellite, launched in March 2005. We expect that our Inmarsat-2 and Inmarsat-3 satellites will remain in commercial operation beyond their original design lives. We currently expect that the last of our Inmarsat-2 satellites will cease commercial operation in approximately 2010, and that the last of our Inmarsat-3 satellites will cease commercial operation in approximately 2014.

We expect that the Inmarsat-4 satellite we launched in March will enter service by the beginning of June 2005 as the primary satellite in the Indian Ocean region supporting both our existing services and taking over the provision of our Regional BGAN service, which is currently provided over satellite capacity leased from Thuraya. We currently intend to launch a second Inmarsat-4 satellite in the second half of 2005 or in early 2006, depending on launch providers’ schedules. The Inmarsat-4 satellites will extend the commercial life of our satellite fleet to around 2020, and will serve as the platform for the introduction of our BGAN services. Upon deployment of the second Inmarsat-4 satellite, BGAN services will be available to approximately 85% of the earth’s land mass, covering approximately 98% of the world’s population. With the eventual launch of our third Inmarsat-4 satellite, the timing of which will depend on market-demand but which we currently anticipate to be in 2007, our coverage will extend across the whole of the Pacific Ocean region and result in full global coverage by our Inmarsat-4 fleet. Each of our Inmarsat-4 satellites will be up to 60 times more powerful and have up to 16 times more communications capacity than a Inmarsat-3 satellite.

We expect the total capital costs of constructing three Inmarsat-4 satellites and ground infrastructure, launching two Inmarsat-4 satellites, and developing our next-generation services to be approximately $1.5 billion (including our estimate of the cost of launch insurance for our Inmarsat-4 satellites). Of this amount, as of December 31, 2004, we had incurred $960 million in connection with constructing the three Inmarsat-4 satellites, building ground based transmission facilities and systems at Fucino, Italy and Burum, the Netherlands and developing our next-generation services. We estimate that the remaining cost as of December 31, 2004 to complete the construction and launch and to insure the launch of our Inmarsat-4 satellites was approximately $600 million.

We sell our mobile satellite communications services on a wholesale on-demand basis via a well-established, global network of distribution partners, who provide our services to end-users, either directly or indirectly through service providers. Our global network of 31 distribution partners and 444 service providers in approximately 180 countries on six continents provide our services to end-users worldwide. Our distribution partners are affiliated with some of the largest communications companies in the world, including BT, France Telecom, KDDI, KPN, Singtel, Telenor and Telstra and also include other independent distribution partners, such as Stratos Global. We have targeted new distribution partners to work with selected existing distribution partners to distribute our BGAN services either directly to end-users or via service providers. We charge our distribution partners wholesale rates according to the types of services they distribute to end-users pursuant to commercial framework agreements (in relation to our existing and next generation BGAN services), land earth station operator agreements and lease services agreements (in relation to our existing services) and Regional BGAN and BGAN services distribution agreements and lease services agreements (in relation to our Regional BGAN and next generation BGAN services), which govern our overall relationship with our distribution partners and establish three-year pricing schedules that are subject to annual volume discount arrangements.

In addition to our on-demand mobile satellite communications service business, third parties increasingly lease mobile satellite communications services capacity from us through our distribution partners. During the financial year ended December 31, 2004, approximately 11.0% of our total revenues was attributable to leased capacity, typically to government entities, including the US Navy.

BACKGROUND AND PURPOSE OF THE SOLICITATION

The purpose of the Solicitation is to amend the terms of the Indenture and the Securities to accommodate a possible public offering of ordinary shares of the Parent (the “Public Offering”). Specifically, the Proposed Amendments would permit the Inmarsat Group to make certain Restricted Payments to fund the Parent’s dividend payments to its ordinary shareholders in line with its expected dividend policy following any such Public Offering. See “The Proposed Amendments”. The Parent has made no final decision to proceed with a Public Offering and no assurance can be given that the Parent will do so, either at all or within the period set for notification of the Completion Condition. Payment of the Consent Payment to Holders who have delivered a valid Consent that is not properly revoked on or prior to the Expiration Date will be conditional upon, among other things, the satisfaction of the Public Offering Closing Condition. See “The Solicitation”.

Public Offering, Refinancing, Partial Redemption of the Senior Notes and Redemption of the SPCs

Public Offering

If the Parent does go forward with the Public Offering, such Public Offering will likely comprise an offering by the shareholders of the Parent (the “Shareholder Offering”) and by the Parent (the “Primary Offering”). In such a case, the Parent would not receive any of the proceeds of the Shareholder Offering. The Parent has informed the Company that it expects the net proceeds from any such Primary Offering would be at least sufficient to redeem a portion of the Senior Notes and all of the SPCs, as described below.

Refinancing

Inmarsat Investments Limited, Inmarsat Ventures Limited and/or Inmarsat Limited, as borrower(s), and Inmarsat Investments Limited and certain subsidiaries of Inmarsat Investments Limited, as guarantors, presently intend to enter into a senior credit agreement (the “New Senior Credit Facility”) of approximately $750 million aggregate principal amount. We expect that, if executed and delivered, the New Senior Credit Facility would comprise term loans in an aggregate principal amount of approximately $500 million and a revolving credit facility of approximately $250 million, which would be available to fund our future working capital, capital expenditures and general corporate needs. We are currently negotiating the terms of a proposed New Senior Credit Facility and we anticipate that the first draw-downs of funds thereunder (the “Credit Facility Effective Date”) would take place on the date of admission of the shares of the Parent issued in the possible Public Offering to the Official List and their admission to trading on the London Stock Exchange (the “Admission Date”). We expect to draw down the full amount that would be available under the term loans in the New Senior Credit Facility and up to $50 million under the revolving credit facility thereunder on the Admission Date. The proceeds of such borrowings, together with cash from operating activities, would then be used to prepay all outstanding and available principal amounts under the current senior credit agreement (the “Current Senior Credit Agreement”), dated October 10, 2003 and as amended and restated on November 24, 2004. We would also cancel the Current Senior Credit Agreement following the Admission Date. We refer to the possible series of transactions described in this paragraph as the “Refinancing”.

Although we presently intend to enter into the New Senior Credit Facility, we may not be able to do so on terms acceptable to us prior to the Admission Date. If we do not enter into the New Senior Credit Facility prior to the Admission Date, we intend to seek consents from the lenders under the Current Senior Credit Agreement to certain amendments designed to facilitate the possible Public Offering, including the payment of dividends following any such Public Offering in the manner discussed in this Consent Solicitation Statement, and redemption of the Senior Notes, as discussed below. If we do not enter into the New Senior Credit Facility, and instead seek consents from lenders under the Current Senior Credit Agreement, for purposes hereof, the term (i) “New Senior Credit Facility” will be deemed to refer to the Current Senior Credit Agreement, as amended; (ii) “Credit Facility Effective Date” will be deemed to refer to the date the amendments to the Current Senior Credit Agreement come into effect; and (iii) “Refinancing” will be deemed to refer to the transactions described in this paragraph.

Partial Redemption of Senior Notes

On the closing date for the proposed Public Offering (the “Public Offering Closing Date”), Inmarsat Finance plc, a subsidiary of Inmarsat Group Limited, would issue a notice of redemption (the “Notice of Redemption”) to redeem 35% of the outstanding principal amount of its 7 5/8% Senior Notes due 2012 (the “Senior Notes”) at a redemption price of 107.625%, plus accrued but unpaid interest up to and including the redemption date in accordance with the terms of the indenture governing the Senior Notes. The Notice of Redemption, if issued, would be irrevocable.

Redemption of SPCs

In addition, prior to the Public Offering Closing Date but conditional upon the occurrence of the Public Offering Closing Date, Inmarsat Holdings Limited would issue a mandatory notice of redemption (the “SPC Notice of Redemption”) to the holders of its subordinated preference certificates (“SPCs”) to redeem all of the outstanding SPCs at a redemption price equal to their accreted principal amount on the redemption date. Any such redemption of the SPCs would be conditional upon the closing of the possible Public Offering.

The “Completion Condition” to this Consent Solicitation will occur only upon the later of (i) the Public Offering Closing Date, (ii) the Credit Facility Effective Date, and (iii) the distribution of the Notice of Redemption to holders of the Senior Notes.

Expected Use of Proceeds of the Primary Offering

On the Public Offering Closing Date, the Parent intends to contribute funds equal to the net proceeds of the Primary Offering to a combination of Inmarsat Holdings Limited, Inmarsat Group Limited and Inmarsat Investments Limited, through a series of capital contributions (together, the “Capital Contributions”).

Inmarsat Holdings Limited intends to use part of the proceeds from the Capital Contributions to redeem all outstanding SPCs pursuant to the SPC Notice of Redemption. Inmarsat Investments Limited will use a portion of its proceeds from the Capital Contributions to repay a portion of the intercompany note proceeds loan entered into with Inmarsat Finance plc, which will, in turn, use the proceeds of such repayment to fund its redemption of the Senior Notes, including the payment of any premium associated with such redemption, pursuant to the Notice of Redemption. Inmarsat Investments Limited will also use a portion of the proceeds from the Capital Contributions to partially repay its intercompany subordinated shareholder funding loan with Inmarsat Group Limited. Inmarsat Group Limited will, in turn, loan the proceeds of such repayment to Inmarsat Holdings Limited on a subordinated basis. The loan to Inmarsat Holdings Limited will have substantially identical terms to, and mature on the same date as, the subordinated intercompany funding loan by Inmarsat Holdings Limited to Inmarsat Group Limited.

The transactions described in “Background and Purpose of the Solicitation” may not occur. Furthermore, the description of the implementation and execution of such possible transactions may differ from those that are eventually realized and the terms of such transactions and their final results in such descriptions are estimates and could have different results.

The following table sets forth a summary of our corporate and financial structure following the Primary Offering, the Refinancing, the redemption of the Senior Notes, the redemption of the SPCs and the expected use of proceeds of the Primary Offering, pro forma as at December 31, 2004:

1)	The outstanding principal amount under the subordinated intercompany funding loan from Inmarsat Holdings Limited to Inmarsat Group Limited is $597.3 million. In connection with the expected use of proceeds of the Primary Offering, Inmarsat Group Limited will make a $293 million principal amount intercompany loan to Inmarsat Holdings Limited. With the exception of its principal amount, the intercompany loan will have substantially identical terms to, and mature on the same date as, the subordinated intercompany funding loan from Inmarsat Holdings Limited to Inmarsat Group Limited. Accordingly, the net amount of Inmarsat Group Limited’s subordinated intercompany liability to Inmarsat Holdings Limited is expected to be $304 million.
(2)	The total amount available under the New Senior Credit Facility is expected to be $750 million, of which we expect to draw down $550 million, in part to partially refinance the Current Senior Credit Agreement. A further $200 million will remain undrawn and would be available to fund our future working capital, capital expenditures and general corporate needs. If we do not enter into the New Senior Credit Facility by the Admission Date, we intend to seek consents of lenders under the Current Senior Credit Agreement to certain amendments to its terms to facilitate the possible Public Offering, including the payment of dividends in the manner described in this Consent Solicitation Statement and the partial redemption of the Senior Notes described herein.
(3)	In addition to the principal amount paid in connection with the redemption of the Senior Notes, the amount paid on the Note Proceeds Loan relating to the Senior Notes will also include a premium corresponding to that paid to fund the payment of the redemption premium on the Securities by the Company.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth (i) the unaudited capitalization of Inmarsat Holdings Limited, as of December 31, 2004, and (ii) the unaudited capitalization of Inmarsat Holdings Limited, as of December 31, 2004, on a pro forma basis to reflect the possible transactions set out under “Background and Purposes of the Solicitation”. The unaudited pro forma capitalization data are provided for informational purposes only, and do not purport to present what results would actually have been had these transactions actually occurred on the dates presented, or to project capitalization data or results of operations or financial position for any future period.

	As of December 31, 2004
	Actual	Pro forma
	($ in millions)
UK GAAP
Cash and cash equivalents(1)	69.7	131.8
Short-term investments	151.6	—
Restricted cash	163.4	—

Total(2)	384.7	131.8

External long-term debt (including current portion):
Current Senior Credit Agreement(3)	737.5	—
7 5/8% Senior Notes due 2012 issued by Inmarsat Finance plc	477.5	310.4
Securities (10 3/8% Senior Discount Notes due 2012 issued by the Company)	304.2	304.2
New Senior Credit Facility	—	550.0

Total external long-term debt(4)	1,519.2	1,164.6
Shareholder funding:
Subordinated preference certificates	348.5	—	(5)
Shareholders’ equity	36.5	504.2

Total shareholder funding	385.0	504.2

Total capitalization	1,904.2	1,668.8

(1)	If we do not enter into the New Senior Credit Facility and instead we seek consents from lenders under the Current Senior Credit Agreement as described in “Background and Purpose of the Solicitation — Public Offering, Refinancing and Redemption of the Securities and SPCs “, $163.4 million of our cash and cash equivalents at December 31, 2004 would be designated as “restricted cash”, comprising amounts held in a charged account for capital expenditures in relation to the Inmarsat-4 program.
(2)	The amount of our cash and cash equivalents is as of December 31, 2004, and does not reflect the impact of additional expenditures since that date, including in relation to the Inmarsat-4 program.
(3)	Inmarsat Investments Limited currently intends to enter into the New Senior Credit Facility. Following the consummation of the transactions as described in “Background and Purpose of the Solicitation — Public Offering, Refinancing and Redemption — Refinancing”, we expect that, in addition to the drawn portion of the New Senior Credit Facility, there will be $200 million available and undrawn, which would be available to fund our future working capital, capital expenditures and general corporate needs. If we do not enter into the New Senior Credit Facility by the Admission Date, we intend to seek consents of lenders under the Current Senior Credit Agreement to certain amendments to the terms of the Current Senior Credit Agreement to facilitate the possible Public Offering, including the payment of dividends in the manner described in this Consent Solicitation Statement and the redemption of Securities described herein. As at March 31, 2005, there was $738 million principal amount outstanding under the Current Senior Credit Agreement and $175 million and undrawn, comprising $100 million in a capital expenditure facility and $75 million in a working capital facility.
(4)	For purposes of this “Capitalization” table, indebtedness is reflected at its principal amount. Under UK GAAP, however, debt issuance costs will be deducted from principal amount of the debt to which they relate for purposes of our balance sheet.
(5)	Reflects the expected repayment of subordinated preference certificates in connection with the Capital Contributions.

THE PROPOSED AMENDMENTS

Although the Supplemental Indenture will be effective upon execution, it will terminate if each of the Completion Condition and other conditions set forth herein and the making of the Consent Payment by the Company do not occur on or prior to October 31, 2005. If the Company, the Guarantors and the Trustee execute and deliver the Supplemental Indenture, the conditions set forth herein are satisfied and the Consent Payment is made, then the Proposed Amendments will be binding upon all holders of Securities, whether or not such holders have delivered Consents.

Set forth below is a description of the Proposed Amendments for which Consents are being solicited. Such description is qualified in its entirety by reference to the full provisions of the Indenture. For your convenience, in the Annex to this Consent Solicitation Statement we set forth in full the text of Section 4.07 (Restricted Payments) and Section 4.11 (Affiliate Transactions) as they would appear if the Proposed Amendments were adopted, along with selected definitions to assist with the reading of the Annex.

If the Proposed Amendments were adopted, Section 4.07 (Restricted Payments) of the Indenture would be amended by deleting the entirety of the second subsection (2) under subsection (a) thereof (appearing after the language “unless, at the time and after giving effect to such Restricted Payment” in subsection (a)), and replacing it with the following:

“(2) the Leverage Ratio for Inmarsat Holdings Limited’s most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such Restricted Payment is made would have been, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, no more than 4.75 to 1; and”

In addition, Section 4.07 of the Indenture would be amended by deleting the entirety of the second subsection (3) under subsection (a) thereof (appearing after the language “unless, at the time and after giving effect to such Restricted Payment” in subsection (a)), and replacing it with the following:

“(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Inmarsat Holdings Limited and its Restricted Subsidiaries on or after December 31, 2004 (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), (7), (8) and (11) of paragraph (b) below), is less than an amount (without duplication) equal to the greater of:

(A) the Cumulative Credit for the period (taken as one accounting period) from and after December 31, 2004, to the end of the fiscal quarter immediately preceding the proposed Restricted Payment for which internal financial statements are available less 1.4 times Fixed Charges, for the same period; and

(B) $50.0 million.”

Subsection (b)(2) of Section 4.07 would be deleted in its entirety and replaced with the following:

“(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Inmarsat Holdings Limited) of, Equity Interests of Inmarsat Holdings Limited (other than Disqualified Shares) or from the substantially concurrent contribution of ordinary equity capital to Inmarsat Holdings Limited; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment shall be excluded from the definition of “Cumulative Credit” in Section 1.01;”

Subsection (b)(9) of Section 4.07 would be deleted in its entirety and replaced with the word “[Reserved]”.

The following would be inserted as subsection (b)(11) of Section 4.07:

“(11) Restricted Payments made in connection with the Concurrent Transactions; provided, however that (a) payments to Holders of the Notes and the Senior Notes of all fees for the Holders’ consent to the Consent Solicitations are made in accordance with the terms of the Consent Solicitations and (b) all such Restricted Payments are made on or prior to October 31, 2005; provided further, however that the aggregate net cash proceeds of the IPO that are utilized for any such Restricted Payment permitted by this clause (11) shall be excluded from the definition of “Cumulative Credit” in Section 1.01.”.

Subsection (b)(10) of Section 4.11 (Transactions with Affiliates) would be amended by striking the word “and” from the end of such subsection, subsection (b)(11) of Section 4.11 would be amended by adding the word “and” to the end of such subsection and the following would be inserted as subsection (b)(12) of Section 4.11:

“(12) any Concurrent Transactions.”.

In addition, if the Proposed Amendments were adopted, Section 1.01 (Definitions) would be modified to include the following eight definitions:

““Concurrent Transactions” means (a) the direct or indirect application of the proceeds of the IPO on or before October 31, 2005 to (i) make any subordinated intercompany loans and/or capital contributions of any portions of the proceeds of the IPO from Inmarsat Group Holdings Limited directly or indirectly to any Subsidiary; (ii) pay any interest or principal on the Subordinated Intercompany Note Proceeds Loan or otherwise make any payment on or with respect to, or purchase, redeem, defease or otherwise retire for value the Subordinated Intercompany Note Proceeds Loan; (iii) pay any interest or principal on any Subordinated Intercompany Shareholder Funding Loan or otherwise make any payment on or with respect to, or purchase, redeem, defease or otherwise retire for value any Subordinated Intercompany Shareholder Funding Loan; (iv) make any payment on or with respect to, or purchase, redeem, defease or otherwise retire for value the Subordinated Preference Certificates; (b) the making of any subordinated intercompany loans from Inmarsat Group Limited to Inmarsat Holdings Limited on terms substantially similar to the subordinated Intercompany Shareholder Funding Loan; and (c) the payment to Holders of the Notes or the Senior Discount Notes of any fee in accordance with the terms of the Consent Solicitations, in each case, substantially as set forth in the Consent Solicitations.”

““Consent Solicitations” means the consent solicitation statement of Inmarsat Finance plc, dated April 20, 2005, seeking the consent of Holders of the Senior Notes to certain proposed amendments to the indenture governing the Senior Notes and the consent solicitation statement of Inmarsat Finance II plc, dated April 20, 2005, seeking the consent of Holders of the Senior Discount Notes to certain proposed amendments to the Indenture.”

““Consolidated Net Indebtedness” of any Person at any date means the Indebtedness of such Person at such date less cash (whether or not restricted) and Cash Equivalents of such Person and its Restricted Subsidiaries at such date.”

““Cumulative Credit” means the sum of:

(1) Consolidated Cash Flow for the relevant period, plus

(2) 100% of the aggregate net cash proceeds and Fair Market Value of Marketable Securities received by Inmarsat Holdings Limited after the IPO Closing Date as a contribution to its ordinary equity capital or from the issue or sale of Equity Interests of Inmarsat Holdings Limited (other than Disqualified Shares) or from the issue or sale of convertible or exchangeable Disqualified Shares or convertible or exchangeable debt securities of Inmarsat Holdings Limited that have been converted into or exchanged for such Equity Interest (other than Equity Interests (or Disqualified Shares or debt securities) sold to a Subsidiary of Inmarsat Holdings Limited), plus

(3) 100% of the net cash proceeds received by Inmarsat Holdings Limited in connection with the incurrence of any Subordinated Intercompany Shareholder Loan after the IPO Closing Date, plus

(4) an amount equal to the aggregate net reduction in Restricted Investments (other than any such Restricted Investment made pursuant to paragraphs (b)(1) to (11) of Section 4.07) made after the IPO Closing Date by Inmarsat Group Limited or any Restricted Subsidiary and resulting from the repurchase, repayment or redemption of such Restricted Investments for cash, or from cash proceeds realized on the sale of all or part of such Investment or representing a return of capital (excluding dividends ) with respect thereto; provided, however, that the foregoing net reduction shall not exceed the amount (in respect of any Person) of the Restricted Investment previously made (and treated as a Restricted Payment) by Inmarsat Holdings Limited or any Restricted Subsidiary in such Person, plus

(5) to the extent that any Unrestricted Subsidiary of Inmarsat Holdings Limited designated as such after the IPO Closing Date is redesignated as a Restricted Subsidiary after the IPO Closing Date, the lesser of (i) the Fair Market Value of Inmarsat Holdings Limited’s Investment in such Subsidiary as of the date of such redesignation or (ii) the sum of (A) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the IPO Closing Date and (B) the amount of any subsequent Investment by Inmarsat Holdings Limited and its Restricted Subsidiaries in such Unrestricted Subsidiary made (and treated as a Restricted Payment) after the IPO Closing Date and after the original date of designation, plus

(6) 50% of any dividends received in cash by Inmarsat Holdings Limited or a Guarantor after the IPO Closing Date from an Unrestricted Subsidiary of Inmarsat Holdings Limited, to the extent that such dividends were not otherwise included in Consolidated Net Income of Inmarsat Holdings Limited for such period;

provided, however, for the avoidance of doubt, neither the proceeds nor the impact of the IPO or the Concurrent Transactions shall increase or decrease the Cumulative Credit.”

““IPO” means a Public Equity Offering that is completed on or prior to October 31, 2005.”

““IPO Closing Date” means the date of receipt by Inmarsat Holdings Limited or any Restricted Subsidiary of the proceeds from the IPO.”

““Leverage Ratio” of any Person means the ratio of (i) Consolidated Net Indebtedness of such Person as of the date of calculation (the “Determination Date”) to (ii) Consolidated Cash Flow of such Person for the four full consecutive fiscal quarters on or immediately preceding such Determination Date for which financial information is available (the “Measurement Period”).

For purposes of calculating the Leverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers, consolidations, amalgamations or other business combinations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the calculation date will be given pro forma effect as if they has occurred on the first day of the Measurement Period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act; and

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded.

““Senior Notes” means the 7 5/8% Senior Notes due 2012 issued by Inmarsat Finance plc.”

Pursuant to Section 9.02 of the Indenture, after the Proposed Amendments become effective, a notice briefly describing the amendment will be mailed to Holders.

THE SOLICITATION

We are hereby soliciting Consents to adopt the Proposed Amendments upon the terms and subject to the conditions set forth in this Consent Solicitation Statement and in the Letter of Consent.

Terms of the Solicitation and Consent Payments

In accordance with the terms and subject to the conditions set forth in this Consent Solicitation Statement and in the Letter of Consent, each Holder who has delivered a valid Consent at or prior to the Expiration Date will, so long as such Consent is not properly revoked before the Supplemental Indenture is executed, receive a Consent Payment in the manner and at the time described below, but only if the Completion Condition, Requisite Consents Condition and Supplemental Indenture Condition are satisfied.

We will pay to each Holder who has properly delivered and not revoked a Consent, the Consent Payment, which shall be in the amount of $25 in cash for each $1,000 accreted principal amount as of the Record Date of Securities held by such Holder for which such Consent has been given. The Consent Payments will be paid following the later of (i) the Expiration Date and (ii) the satisfaction of the Payment Conditions, including those set forth above, and no more than ten business days following the Public Offering Closing Date. Consents shall be deemed accepted by us and shall become irrevocable upon the execution and delivery of the Supplemental Indenture. We presently intend to execute and deliver the Supplemental Indenture promptly following satisfaction of the Requisite Consents Condition. Although the Supplemental Indenture will be effective upon execution, it will cease to be effective if each of the Completion Condition and other conditions set forth herein do not occur and the Company does not make the Consent Payment on or prior to October 31, 2005. We reserve the right to delay making Consent Payments, in whole or in part, to comply with any applicable law. The Consent Payments will be made to each Holder entitled thereto pursuant to the terms hereof by check delivered by first class mail to the address specified in the Letter of Consent or by wire transfer, as specified in such Holder’s returned Letter of Consent.

Under no circumstances will we make any Consent Payment to any Holder who delivers a Letter of Consent with the “DO NOT CONSENT” box marked thereon with respect to the adoption of the Proposed Amendments unless, on or prior to the Expiration Date, a subsequently dated Letter of Consent marked to indicate a “CONSENT” to the adoption of the Proposed Amendments is properly received from such Holder and such Consent is not thereafter properly revoked.

Consents will be deemed accepted by us and become irrevocable upon the execution and delivery of the Supplemental Indenture. Promptly following satisfaction of the Requisite Consents Condition, the Company, the Guarantors and the Trustee intend (but are not obligated) to execute and deliver the Supplemental Indenture. Although the Supplemental Indenture will be effective upon execution, the effectiveness of the Proposed Amendments is subject to conditions subsequent, including the satisfaction of the Completion Condition and other conditions set forth herein and the making of the Consent Payment by the Company. After the Proposed Amendments become effective, all holders of the Securities, including non-consenting Holders and subsequent holders of the Securities, will be bound by the Proposed Amendments. Furthermore, if, in accordance with the terms and subject to the conditions set forth in this Consent Solicitation Statement and in the Letter of Consent, the Proposed Amendments become effective, non-consenting Holders (whether or not they have delivered a Letter of Consent or otherwise affirmatively objected to the Proposed Amendments) will not be entitled to any rights of appraisal or similar rights of dissenters (whether pursuant to the Indenture, Inmarsat’s organizational instruments or applicable provisions of law) with respect to adoption of the Proposed Amendments.

The Solicitation expires at 5:00 p.m., New York City time, on May 5, 2005. The Solicitation may be extended (including on a daily basis) at any time and from time to time in our sole discretion. There can be no assurance that we would, under any particular circumstances, exercise our right to extend the Solicitation. The Solicitation may be terminated at any time in our sole discretion, whether or not the Requisite Consents Condition or any other condition stated herein has been satisfied. If the Solicitation is so terminated, no Consent Payments will be made, irrespective of whether the Requisite Consents Condition or any other condition stated herein has been satisfied. We expressly reserve the right, in our sole discretion and at any time and from time to time, to amend the Solicitation in any respect.

Any extension, termination or amendment of the Solicitation, or any delay in making Consent Payments, will be followed as promptly as practicable either by written notice delivered to Holders or by public announcement, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the d’Wort (formerly the Luxemburger Wort).

Consent Procedure

This Consent Solicitation Statement is first being mailed, sent or given to Registered Holders on or about April 20, 2005. Inmarsat has established 5:00 p.m., New York City time, on April 20, 2005 as the Record Date for the Solicitation.

With respect to Securities registered in the name of Cede & Co., which is the nominee of DTC, the DTC participants (i.e., brokers, banks and other financial institutions that are participants in DTC), rather than DTC, must execute and deliver the Letter of Consent. All Securities in global form are registered in the name of Cede & Co.

To deliver a consent with respect to Securities held through Euroclear or Clearstream, Holders of such Securities should comply with the procedures established by Euroclear or Clearstream, as applicable. Consents in respect of Securities held through Euroclear and Clearstream will be delivered by the direct participants in Euroclear or Clearstream (which are also DTC participants) in respect of such Securities held through Euroclear or Clearstream. Beneficial owners of Securities that are not direct participants in Euroclear or Clearstream must contact their broker, dealer, bank, custodian, trust company or other nominee to arrange for their direct participant in Euroclear or Clearstream, as the case may be, through which they hold Securities to submit a valid electronic consent instruction to the relevant clearing system prior to the Expiration Date.

With respect to all other Securities, only Registered Holders and Proxyholders will be eligible to deliver Letters of Consent and deliver or withhold Consents and, upon the terms and subject to the conditions set forth in this Consent Solicitation Statement and in the Letter of Consent, receive Consent Payments. A beneficial owner of Securities who is not the Registered Holder of such Securities (e.g., a holder whose Securities are registered in the name of a nominee such as a brokerage firm) must either (i) arrange with such Registered Holder to execute and deliver a Letter of Consent on such beneficial owner’s behalf (a Letter of Instructions is included in the Solicitation materials provided with this Consent Solicitation Statement for this purpose) or (ii) obtain a proxy (in substantially the form included with the Letter of Consent) from such Registered Holder authorizing such beneficial owner to deliver a Letter of Consent and deliver or withhold a Consent for the related Securities on behalf of the Registered Holder.

Each Consent is a continuing Consent notwithstanding that registered ownership of the Securities to which such Consent relates has been transferred subsequent to the Record Date, unless such Consent is properly revoked in accordance with the procedures described in this Consent Solicitation Statement.

A Consent received by the Tabulation Agent on or prior to the Expiration Date relating to any Securities will be deemed to revoke any Letter of Consent in respect of such Securities having an earlier date that has the “DO NOT CONSENT” box marked thereon.

A Letter of Consent accompanies this Consent Solicitation Statement. A Letter of Consent (or, if the person signing such Letter of Consent is not the Registered Holder, the irrevocable proxy in substantially the form included therewith), to be effective, must be executed by the Registered Holder of the Securities to which such Letter of Consent (or such irrevocable proxy) relates in the same manner as the Registered Holder’s name appears on the certificate (s) evidencing such Securities, or if delivered by a participant in DTC, exactly as such participant’s name appears on a security position listing as the owner of the Securities. If any certificate(s) evidencing such Securities are held of record as of the Record Date by two or more Registered Holders, all such Registered Holders must sign such Letter of Consent (or such irrevocable proxy). If such Securities are registered in different names as of the Record Date, separate Letters of Consent (or irrevocable proxies) must be executed for each form of registration. If a Letter of Consent is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or other person acting in a fiduciary or representative capacity, such person must indicate such capacity when signing and must submit with such Letter of Consent appropriate evidence of authority to execute such Letter of Consent. In addition, if either (i) a Letter of Consent relates to less than the aggregate principal amount of Securities registered in the name of the Registered Holder or (ii) a person is not a Registered Holder and is consenting pursuant to a proxy given by a Registered Holder and such Letter of Consent relates to less than the total principal amount of Securities to which such proxy relates, then such Letter of Consent must indicate the certificate number(s) (if held in certificated form) and aggregate principal amount of Securities to which such Letter of Consent relates. Otherwise, such Letter of Consent will be deemed to relate to the entire principal amount of Securities registered in the name of such Registered Holder or to which such proxy relates, as the case may be.

The ownership of Securities shall be proven by the Trustee, as registrar of the Securities, in accordance with the provisions therefor contained in the Indenture. All questions as to the validity, form, eligibility (including time and receipt) and the acceptance of Letters of Consent and revocations of Consents with respect to Securities will be resolved in the first instance by Inmarsat, whose determination shall be binding, subject only to final review as may be prescribed by the Trustee in accordance with the Indenture concerning proof of execution and ownership. We reserve the absolute right to reject any or all Letters of Consent and revocations that are not in proper form or the acceptance of which could, in the judgment of our counsel, be unlawful. We also reserve the right, subject to any final review the Trustee may prescribe in accordance with the provisions of the Indenture for proof of execution and ownership, to waive any irregularities or conditions of delivery as to particular Letters of Consent or revocations. Unless waived, any irregularities in connection with the deliveries must be cured within such time as we, in our sole discretion, determine. Neither we, the Tabulation Agent nor any other person shall be under any duty to provide notification of any such irregularities or waiver. Neither we, the Tabulation Agent nor any other person shall incur any liability for failure to give any such notification. Deliveries of such Letters of Consent or revocations will not be deemed to have been made until such irregularities have been cured or waived. Our interpretation of the terms and conditions of the Solicitation shall be final and binding.

Except as otherwise provided herein with respect to Letters of Consent not including a check in Box 1 or Box 2, Consents, to be effective, must be properly dated, completed and executed and received by the Tabulation Agent on or prior to the Expiration Date. Except as otherwise provided herein, each Holder desiring to furnish a Letter of Consent must complete, sign and date the accompanying Letter of Consent (or a facsimile thereof) in accordance with the instructions set forth in this Consent Solicitation Statement and in the Letter of Consent, have the signatures thereon (and on any proxy delivered therewith) notarized or guaranteed and mail, fax, hand deliver or send by overnight courier such Letter of Consent and any other required documents to the Tabulation Agent. The method of delivery of all documents, including fully executed Letters of Consent, is undertaken at the election and risk of the Holder delivering such documents. Such delivery will be deemed made only when actually received by the Tabulation Agent. A signature guarantee, if required, must be made by a firm that is a member of a registered national securities exchange or a member of the NASD or by a commercial bank or trust company having an office or correspondent in the United States.

If a Letter of Consent is properly received by the Tabulation Agent but without a check in Box 1 or Box 2, then such Letter of Consent will be deemed to constitute a “CONSENT” to the adoption of the Proposed Amendments and the Holders of the Securities represented by such Letter of Consent will be entitled to receive the Consent Payment in the manner and at the time and subject to the conditions, in each case, described herein.

Each Letter of Consent should be sent to the Tabulation Agent at its address set forth on the cover of the Letter of Consent. In addition, Letters of Consent may be sent to the Luxembourg office of the Tabulation Agent listed on the back cover of this Consent Solicitation Statement.

Revocation of Consents

A Consent can be revoked as described below unless otherwise agreed by us. Any Holder who furnished a Consent can revoke such Consent as to the Securities or any portion of the Securities (in integral multiples of $1,000) to which such Consent relates only by filing a written notice of revocation with the Tabulation Agent as set forth below prior to the execution of the Supplemental Indenture. The transfer of Securities after the Record Date will NOT have the effect of revoking any Consent theretofore properly received by the Tabulation Agent. Each Consent properly received by the Tabulation Agent will be counted notwithstanding any transfer of the Securities to which such Consent relates, unless the procedure for revoking Consents described below has been complied with. A Consent properly received by the Tabulation Agent on or prior to the Expiration Date in respect of any Securities will be deemed to revoke any Letter of Consent in respect of such Securities having an earlier date that has the “DO NOT CONSENT” box marked thereon.

A written notice of revocation, to be effective, must (i) contain the name of the Registered Holder, the certificate number(s) of the Securities (if held in certificated form) to which such revocation relates, the CUSIP number or ISIN (if applicable) the aggregate principal amount of Securities to which such revocation relates and the signature of the Holder furnishing such revocation (with such signature, and the signatures in any accompanying proxy, notarized or guaranteed as described above) and (ii) be accompanied by a properly completed irrevocable proxy (in substantially the form included with the Letter of Consent) if the Holder furnishing the revocation is not the Registered Holder of such Securities. Notwithstanding the foregoing, with respect to Securities registered in the name of Cede & Co., which is the nominee of DTC, the DTC participants (i.e., brokers, banks and other financial institutions that are participants in DTC), rather than DTC, must furnish such a revocation. All Securities in global form are registered in the name of Cede & Co.

A revocation (or, if the person furnishing such revocation is not the Registered Holder, the accompanying irrevocable proxy), to be effective, must be executed by the Registered Holder of the Securities to which such revocation relates in the same name as the name of such Registered Holder appears on such Securities. If a revocation is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must indicate such capacity when signing and must submit with such revocation appropriate evidence of authority to execute such revocation. A revocation shall be effective only as to the Securities listed on such revocation and only if such revocation complies with the revocation procedures set forth in this Consent Solicitation Statement. A beneficial owner of Securities who is not the Registered Holder of such Securities must either arrange with such Registered Holder to execute and deliver on such beneficial owner’s behalf a revocation of any Consent already given with respect to such Securities, or obtain an irrevocable proxy (in substantially the form included with the Letter of Consent) from such Registered Holder authorizing such beneficial holder to revoke such Consent on behalf of such Registered Holder in accordance with the procedures described in this Consent Solicitation Statement. A purported revocation that is not received by the Tabulation Agent in a timely fashion and accepted as a valid revocation will not be effective to revoke a previously furnished Consent. We reserve the right to contest the validity of any revocations.

A person who has delivered a revocation may thereafter deliver a Consent by following one of the described procedures therefor at any time on or prior to the Expiration Date.

Information; Assistance; Additional Materials

Questions relating to the Solicitation or the procedure for delivering Letters of Consent as well as requests for assistance should be directed to the Information Agent or any Solicitation Agent at their respective addresses and telephone numbers set forth on the back cover of this Consent Solicitation Statement. Requests for additional copies of this Consent Solicitation Statement or the Letter of Consent should be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Consent Solicitation Statement. In addition, copies of this Consent Solicitation Statement are available at the Luxembourg office of the Tabulation Agent listed on the back cover of this Consent Solicitation Statement.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary discussion of certain of the anticipated U.S. federal income tax consequences of adoption of the Proposed Amendments for U.S. Holders. A “U.S. Holder” is a beneficial owner of Securities that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation) created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under the applicable U.S. Treasury regulations to be treated as a U.S. person. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the related regulations thereunder, revenue rulings and court decisions, all of which are subject to change possibly with retroactive effect. The summary does not attempt to address the U.S. federal income tax consequences for all categories holders, some of which may be subject to special rules (e.g., life insurance companies, partnerships, former citizens of the United States, tax-exempt entities and traders or dealers in securities or currencies). This summary assumes that the Securities are held as “capital assets” within the meaning of Section 1221 of the Code. No ruling has been or will be sought from the Internal Revenue Service (the “Service”) regarding any matter discussed below. Accordingly, no assurance can be given that the Service will not challenge any of the U.S. federal income tax consequences described below or that any such challenge, if made, would not be sustained by a court. All holders are urged to consult with their own tax advisers in determining the U.S. federal, state, local and any other tax consequences of adoption of the Proposed Amendments. If a partnership holds the Securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding Securities should consult their own tax advisers.

Tax Consequences of Modification of Outstanding Bonds

Under general principles of U.S. federal income tax law, the modification of a debt instrument creates a deemed exchange upon which gain or loss is realized if such modification is a “significant” modification within the meaning of the applicable Treasury Regulations. A modification of a debt instrument that is not a significant modification does not create a deemed exchange. A change in the yield of a debt instrument generally is a significant modification if the yield on the modified instrument varies from the annual yield on the unmodified instrument (determined as of the date of the modification) by more than the greater of 1/4 of one percent (25 basis points) or five percent of the annual yield of the unmodified instrument. For purposes of determining the yield on the modified instrument the Treasury Regulations provide that any payments made by the issuer to the holder as consideration for the modification of a debt instrument are taken into account as an adjustment to the issue price of the modified debt instrument.

It is expected that the Consent Payment will not increase the annual yield on the outstanding bonds by an amount that is sufficient to cause a “significant” modification of the outstanding bonds. The receipt of the Consent Payment by the holders should not result in a deemed exchange of the outstanding bonds for new bonds and we will treat the Consent Payment paid to consenting holders as a separate fee for consenting to the Proposed Amendments, which constitutes ordinary income to the holders for U.S. federal income tax purposes.

As with the Consent Payment, the U.S. federal income tax consequences of the adoption of the Proposed Amendments depend upon whether the Proposed Amendments will cause a deemed exchange of the outstanding bonds for new bonds for U.S. federal tax purposes. The applicable Treasury Regulations do not specifically address whether a modification of a restricted payment covenant constitutes a “significant” modification of the outstanding bonds or whether such a modification merely is an alteration of a “customary financial covenant” and, therefore, not treated as a “significant” modification. Rather, such Treasury Regulations generally provide that a modification such as that which would result from the Proposed Amendments is “significant” only if the legal rights and obligations are altered in a manner that is economically significant. The adoption of the Proposed Amendments should not result in a deemed exchange of outstanding bonds for new bonds. Accordingly, holders should not recognize any gain or loss as a result of the adoption of the Proposed Amendments. However, receipt of the Consent Payment should result in taxable income to the holders as described above.

Notwithstanding the foregoing discussion, it is possible that the Service may assert that the adoption of the Proposed Amendments results in a “significant” modification of the outstanding bonds and that there has been an exchange of outstanding bonds for new bonds. If this were the case, the tax consequences of the Consent Payment and the Proposed Amendments would be as described below, rather than as described above.

In such a deemed exchange, a holder of outstanding bonds would realize gain or loss equal to the difference between the amount deemed realized by such holder in the exchange and its adjusted tax basis in the outstanding bonds deemed to have been surrendered. Such holder’s amount realized would likely be the sum of (i) the issue price (as determined in the manner described below) of the new bonds at the time the exchange is deemed to occur plus (ii) the amount of any Consent Payment received by such holder (but only if the Consent Payment was treated as part of the deemed exchange rather than as a separate fee), less amounts allocable to unpaid interest.

Nevertheless, such a deemed exchange should constitute a tax-free recapitalization, in which case a holder of outstanding bonds would recognize no loss and would recognize gain only to the extent, if any, of the fair market value of the excess of the “principal amount” (within the meaning of Section 354 of the Code) of the new bonds over the “principal amount” of the outstanding bonds (which excess amount should be zero), plus the amount of the Consent Payment, if any, received by the holder (but only if the Consent Payment was treated as part of the deemed exchange rather than as a separate fee; if it were treated as a separate fee, there should be no gain recognized in the tax-free recapitalization). If a deemed exchange constitutes a recapitalization, a holder’s tax basis in new bonds would equal the holder’s tax basis in outstanding bonds deemed to have been exchanged therefor, increased by the amount of gain, if any, recognized by such holder and reduced by the amount of any Consent Payment received (but only if the Consent Payment was treated as part of the deemed exchange rather than as interest or a separate fee). If a deemed exchange constitutes a recapitalization, a holder’s holding period for new bonds would include the holding period of the outstanding bonds deemed to have been exchanged therefor.

If such a deemed exchange does not constitute a tax-free recapitalization, a U.S. Holder should recognize any gain or loss realized by such U.S. Holder in the deemed exchange, as described above. If the deemed exchange does not constitute a tax-free recapitalization, the U.S. Holder’s basis in the new bonds should equal their issue price, as described below, and the holding period of the new bonds will begin on the day of the deemed exchange.

Except to the extent of market discount, if any, gain or loss recognized upon any deemed exchange of outstanding bonds for new bonds generally would be capital gain or loss and will be long-term capital gain or loss if a U.S. Holder’s holding period with respect to the outstanding bonds exceeds one year. In the event there is a deemed exchange, the Consent Payment likely would be treated as “boot” received as part of the deemed exchange, and thus would be taxed as described in the two preceding paragraphs, rather than as interest or a separate fee. In the event that the Consent Payment was treated as interest or a separate fee and not as “boot” received in the deemed exchange of bonds for new bonds, then the Consent Payment would give rise to ordinary income and would not be taken into account by U.S. Holders of the outstanding bonds in computing the amount of any gain or loss realized in a deemed exchange.

Finally, if the Proposed Amendments constitute a deemed exchange for U.S. federal income tax purposes and either the outstanding bonds or the new bonds are “publicly traded”, the new bonds would have an issue price equal to the fair market value of the outstanding or new bonds, as applicable. The outstanding bonds bear original issue discount (“OID”) for U.S. federal income tax purposes. Accordingly, each holder of the outstanding bonds generally is required to include OID in income as it accrues under a constant yield method in advance of cash payments attributable to such income (regardless of whether the holder is a cash or accrual method taxpayer). To the extent the issue price of the new bonds differs from the issue price of the outstanding bonds, the amount of OID accruing on the bonds will change.

Backup Withholding

Under U.S. federal income tax laws, a U.S. Holder of Securities may, under certain circumstances, be subject to backup withholding, currently imposed at the rate of 28%, with respect to the Consent Payment, unless such U.S. Holder (i) is a corporation or is otherwise exempt and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies it has not lost its exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

Non-U.S. Holders

A person that is not a U.S. Holder (a “Non-U.S. Holder”) may be required to provide a U.S. certification of beneficial ownership (generally on Service Form W-8BEN) in order to receive the Consent Payment free of backup withholding if (i) the Non-U.S. Holder receives the Consent Payment directly from the Trustee or (ii) any person who receives the Consent Payment on behalf of the Non-U.S. Holder does not establish that payments to it are exempt from the application of the backup withholding rules. If backup withholding is imposed on the payments, a Non-U.S. Holder could file a return with the United States to claim a refund of those amounts or, if applicable, to have them credited against any U.S. federal income tax liability of the Non-U.S. Holder.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE AND IS NOT A SUBSTITUTE FOR PROFESSIONAL TAX ADVICE. EACH HOLDER OF SECURITIES SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO HIM, HER OR IT OF THE ADOPTION OF THE PROPOSED AMENDMENTS.

CERTAIN UNITED KINGDOM TAX CONSIDERATIONS

The following is a general description of certain United Kingdom tax consequences of the adoption of the Proposed Amendments and receipt of Consent Payments pursuant to the terms of this Consent Solicitation Statement. It is not and does not purport to constitute tax or legal advice, or to be a comprehensive analysis of all potential United Kingdom tax consequences which may arise in connection with the adoption of the Proposed Amendments and receipt of Consent Payments. The comments below are based on United Kingdom tax law and practice as at today’s date, which may change at any time, possibly with retrospective effect. The comments relate only to the position of persons who are resident or ordinarily resident in the United Kingdom for tax purposes, who hold the Securities as absolute beneficial owners and as a capital investment. The comments may not apply to certain classes of persons, such as dealers in securities, persons connected with the Company, insurance companies, collective investment schemes and persons holding their Securities through personal equity plans or individual savings accounts to whom special rules may apply.

The comments have been prepared on the assumption that the effect of the Proposed Amendments would not be to change the terms of the Securities in such a fundamental way that the Securities (as amended) could be treated as different instruments from the original (unamended) Securities. If such assumption were incorrect, the United Kingdom tax consequences of the adoption of the Proposed Amendments and receipt of Consent Payments may be different from those discussed below.

The following is a general guide and should be treated with appropriate caution. Holders should consult their professional advisers regarding potential tax liabilities in relation to the adoption of the Proposed Amendments and receipt of Consent Payments.

Withholding Tax

The Consent Payments may be paid without withholding or deduction for or on account of United Kingdom income tax.

United Kingdom Corporation Taxpayers

In the case of a holder which is a company within the charge to United Kingdom corporation tax, the Consent Payments will normally be taxable as income broadly by reference to accounting-based concepts in accordance with the loan relationship rules in the Finance Act 1996.

Other United Kingdom Taxpayers

The Securities are likely to be treated as “deeply discounted securities” for United Kingdom tax purposes. Each holder should seek their own professional advice as to the tax consequences which would arise in their particular circumstances from the adoption of the Proposed Amendments and receipt of a Consent Payment.

Stamp Duty and Stamp Duty Reserve Tax

No United Kingdom stamp duty or stamp duty reserve tax should be payable by a holder on acceptance of the Proposed Amendments in accordance with the terms of this Consent Solicitation Statement.

THE SOLICITATION AGENT

Credit Suisse First Boston LLC and Credit Suisse First Boston (Europe) Limited (together, the “Solicitation Agent”) have agreed to act as solicitation agent in connection with the Solicitation. We have agreed to pay the Solicitation Agent a fee if the Required Consents are received and not revoked as of the date on which the Supplemental Indenture is executed. We have further agreed to reimburse the Solicitation Agent for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities in connection with the Solicitation.

The Solicitation Agent does not assume any responsibility for the accuracy or completeness of the information contained in this Consent Solicitation Statement or for any failure to disclose events that may have occurred and may affect the significance or accuracy of such information.

Credit Suisse First Boston LLC and Credit Suisse First Boston (Europe) Limited have directly and indirectly through affiliates, provided investment and commercial banking, financial advisory and other services to funds advised by Apax Partners and funds advised by Permira and their affiliates, shareholders of the Parent and to us and our affiliates, for which they have received customary compensation. In particular, Credit Suisse First Boston (Europe) Limited or certain of their affiliates are a lender under our Current Senior Credit Agreement and have received customary fees and reimbursement of certain expenses in connection with such agreements. Finally, Credit Suisse First Boston (Europe) Limited acted as an initial purchaser for the offerings of the Senior Notes and the Senior Discount Notes, for which it received customary compensation and Credit Suisse First Boston (Europe) Limited also advised funds advised by Apax Partners and funds advised by Permira in respect of the acquisition of shares of the Parent.

THE INFORMATION AGENT

The Company has retained D. F. King & Co., Inc. as the Information Agent in connection with the Solicitation. The Information Agent will distribute this Consent Solicitation Statement and other documents to Holders of the Securities. The Information Agent will receive a customary fee for such services in connection with the distribution of this Consent Solicitation Statement and other documents as well as reimbursement for reasonable out-of-pocket expenses. Requests for additional copies of this Consent Solicitation Statement or the Letter of Consent may be directed to the Information Agent at its address set forth on the back cover of this Consent Solicitation Statement.

EXPENSES OF SOLICITATION

We will bear the costs of the Solicitation. We will reimburse the Tabulation Agent for expenses that it incurs in connection with the Solicitation. We will also reimburse banks, trust companies, securities dealers, nominees, custodians and fiduciaries for their reasonable out-of-pocket expenses in forwarding Letters of Consent and other materials to beneficial owners of Securities. Except for the amounts paid to the Solicitation Agent, we will not pay any fees or commissions to any broker, dealer or other person for soliciting Consents in the Solicitation. In addition to the solicitation of Consents by mail, our employees may, after the mailing hereof to registered Holders, solicit Consents in person or by telephone, facsimile transmission or other means. Our employees will not be specially compensated for soliciting Consents.

AVAILABLE INFORMATION

Inmarsat Holdings Limited is required to file periodic reports and other information relating to its business, financial statements and other matters with the Securities and Exchange Commission (the “SEC”). Inmarsat Holdings Limited’s SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document Inmarsat Holdings Limited files with the SEC at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1300, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Copies of this information will also be made available at the Luxembourg office of the Tabulation Agent upon request.

Pursuant to the terms of the indenture governing the Securities, Inmarsat Holdings Limited is required to file its first annual report with the SEC on Form 20-F on or prior to April 29, 2005.

FORWARD-LOOKING STATEMENTS

This Consent Solicitation Statement and statements made by us or our employees or representatives, including the Solicitation Agent, may contain or incorporate “forward-looking” statements. These forward-looking statements include all matters that are not historical facts. Statements containing the words “believe,” “expect,” “intend,” “plan,” “may,” “estimate” or, in each case, their negative and words of similar meaning are forward-looking.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. These factors include but are not limited to those described in the part of this document entitled “Our Business” and “Background and Purpose of the Solicitation”, which should be read in conjunction with the other cautionary statements that are included in this Consent Solicitation Statement. Any forward-looking statements in this Consent Solicitation Statement reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity.

These forward-looking statements speak only as of the date of this Consent Solicitation Statement. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the factors identified in this Consent Solicitation Statement that could cause actual results to differ before deciding whether to deliver a Consent.

ANNEX

The following is the text of Sections 4.07 and 4.11 of the Indenture as they would appear if the Proposed Amendments were adopted. In addition, selected definitions are included below for reference.

Section 4.07 Restricted Payments.

(a) Inmarsat Holdings Limited will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Inmarsat Holdings Limited’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger, consolidation, amalgamation or other business combination involving Inmarsat Holdings Limited or any of its Restricted Subsidiaries) or to the direct or indirect holders of Inmarsat Holdings Limited’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Shares) of Inmarsat Holdings Limited, or to the Parent Guarantor or a Restricted Subsidiary of Inmarsat Holdings Limited);

(2) purchase, redeem or otherwise acquire or retire for value (including without limitation, in connection with any merger, consolidation, amalgamation or other business combination involving Inmarsat Holdings Limited) any Equity Interests of Inmarsat Holdings Limited or any direct or indirect parent of Inmarsat Holdings Limited;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of Inmarsat Holdings Limited or any Restricted Subsidiary that is contractually subordinated to the Notes, any Guarantee of the Notes or the Subordinated Intercompany Note Proceeds Loan (excluding any intercompany Indebtedness between or among Inmarsat Holdings Limited and any of its Restricted Subsidiaries), except a payment of interest or principal at the original Stated Maturity thereof;

(4) make any Restricted Investment; or

(5) pay any interest or principal on the Subordinated Preference Certificates outstanding on the Issue Date (other than by way of accretion of original issue discount or capitalization of interest to principal) or on any Subordinated Shareholder Funding incurred pursuant to clause (13) of the second paragraph of Section 4.09 (all such payments and other actions set forth in these clauses (1) through (5) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

(2) the Leverage Ratio for Inmarsat Holdings Limited’s most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such Restricted Payment is made would have been, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, no more than 4.75 to 1; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Inmarsat Holdings Limited and its Restricted Subsidiaries on or after December 31, 2004 (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), (7), (8) and (11) of paragraph (b) below), is less than an amount (without duplication) equal to the greater of:

otherwise

(A) the Cumulative Credit for the period (taken as one accounting period) from and after December 31, 2004, to the end of the fiscal quarter immediately preceding the proposed Restricted Payment for which internal financial statements are available less 1.4 times Fixed Charges, for the same period; and

(B) $50.0 million.

(b) So long as no Event of Default or Default that is not capable of cure has occurred and is continuing and no Default or Event of Default would be caused thereby, the provisions of Section 4.07(a) will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of this Indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Inmarsat Holdings Limited) of, Equity Interests of Inmarsat Holdings Limited (other than Disqualified Shares) or from the substantially concurrent contribution of ordinary equity capital to Inmarsat Holdings Limited; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment shall be excluded from the definition of “Cumulative Credit” in Section 1.01;

(3) the defeasance, redemption, repurchase or other acquisition of Indebtedness of Inmarsat Holdings Limited or any Restricted Subsidiary that is contractually subordinated to the Notes, any Guarantee or the Subordinated Intercompany Note Proceeds Loan with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of Inmarsat Holdings Limited to the holders of such Restricted Subsidiary’s ordinary Equity Interests on a pro rata basis;

(5) (A) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Inmarsat Holdings Limited or any Holdco of Inmarsat Holdings Limited or any Restricted Subsidiary of Inmarsat Holdings Limited held by any current or former officer, director or employee of Inmarsat Holdings Limited or any of its Restricted Subsidiaries that are issued on the Issue Date or issued to such Persons following the Issue Date pursuant to any share option scheme, compensation plan, incentive scheme or similar arrangement or (B) the purchase, in the open market, at any time following the initial public offering of Inmarsat Holdings Limited or a Holdco of Inmarsat Holdings Limited, of listed ordinary shares of Inmarsat Holdings Limited or such Holdco to be reserved for issuance upon exercise of options issued to any current or former officer, director or employee of Inmarsat Holdings Limited or any Restricted Subsidiary pursuant to any share option scheme, compensation plan, incentive scheme or similar arrangement; provided that the aggregate price paid for all such repurchased, redeemed, acquired, retired or purchased Equity Interests referred to in clauses (A) and (B) may not exceed $5.0 million in any twelve-month period;

(6) the repurchase of Equity Interests deemed to occur upon the exercise of share options to the extent such Equity Interests represent a portion of the exercise price of those share options;

(7) the repurchase, redemption, or other acquisition for value of Share Capital of Inmarsat Holdings Limited or any Holdco of Inmarsat Holdings Limited or any Restricted Subsidiary of Inmarsat Holdings Limited or any Holdco of Inmarsat Holdings Limited representing fractional shares of such Share Capital in connection with a share dividend, distribution, share split, reverse share split, merger, consolidation, amalgamation or other business combination of Inmarsat Holdings Limited, such Holdco or such Restricted Subsidiary, in each case, permitted under this Indenture;

(8) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Shares of Inmarsat Holdings Limited issued on or after the Issue Date in accordance with Section 4.09(a);

(9) [Reserved];

(10) Permitted Parent Payments; and

(11) Restricted Payments made in connection with the Concurrent Transactions; provided, (a) payments to Holders of the Notes and the Senior Notes of all fees for the Holders’ consent to the Consent Solicitations are made in accordance with the terms of the Consent Solicitations and (b) all such Restricted Payments are made on or prior to October 31, 2005; provided further, however that the aggregate net cash proceeds of the IPO that are utilized for any such Restricted Payment permitted by this clause (11) shall be excluded from the definition of “Cumulative Credit” in Section 1.01.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Inmarsat Holdings Limited or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined in good faith by the Board of Directors whose resolution with respect thereto will be delivered to the Trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by a Qualified Expert if the estimated Fair Market Value thereof exceeds $15.0 million.

Section 4.11 Transactions with Affiliates

(a) Inmarsat Holdings Limited will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Inmarsat Holdings Limited (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to Inmarsat Holdings Limited or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Inmarsat Holdings Limited or such Restricted Subsidiary with an unrelated Person; and

(2) Inmarsat Holdings Limited delivers to the Trustee:

(A) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of Inmarsat Holdings Limited Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (1) of this Section 4.11(a) and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(B) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, an opinion as to the fairness to Inmarsat Holdings Limited or such Subsidiary of such Affiliate Transaction from a financial point of view issued by a Qualified Expert.

(b) The following items will be deemed not to be Affiliate Transactions and, therefore, will not be subject to the provisions of Section 4.11(a):

(1) any employment agreement, employee benefit plan, officer and director indemnification agreement or any similar arrangement entered into by Inmarsat Holdings Limited or any of its Restricted Subsidiaries in the ordinary course of business;

(2) transactions between or among Inmarsat Holdings Limited and/or its Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of Inmarsat Holdings Limited) that is an Affiliate of Inmarsat Holdings Limited solely because Inmarsat Holdings Limited owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) payment of reasonable directors’ fees to Persons who are not otherwise Affiliates of Inmarsat Holdings Limited;

(5) any issuance of Equity Interests (other than Disqualified Shares) of Inmarsat Holdings Limited to Affiliates of Inmarsat Holdings Limited;

(6) Restricted Payments that do not violate Section 4.07 hereof, or Permitted Investments;

(7) loans or advances to employees for travel and relocation in the ordinary course of business not to exceed $2.0 million in the aggregate at any one time outstanding;

(8) Permitted Parent Payments approved by a majority of the disinterested directors of the Board of Directors of Inmarsat Holdings Limited;

(9) any transaction with an Affiliate which was tendered to at least one Affiliate and one non-Affiliate of Inmarsat Holdings Limited if the terms for such transaction agreed by the Affiliate are more favorable to Inmarsat Holdings Limited or the relevant Restricted Subsidiary than the terms for such transaction offered by each non-Affiliate and are otherwise in compliance with the terms of this Indenture, in each case, as determined in good faith by a majority of the disinterested members of the Board of Directors of Inmarsat Holdings Limited;

(10) transactions with distributors, suppliers or purchasers of goods or services (excluding transactions with Apax Partners Worldwide LLP, Permira Advisers Limited, funds advised by Apax Partners Worldwide LLP or Permira Advisers Limited and other Affiliates of Apax Partners Worldwide LLP or Permira Advisers Limited), in each case, in the ordinary course of business of Inmarsat Holdings Limited and its Subsidiaries and otherwise in compliance with the terms of this Indenture, which are fair and reasonable to Inmarsat Holdings Limited or the relevant Restricted Subsidiary or are on terms at least as favorable to Inmarsat Holdings Limited or the relevant Restricted Subsidiary as might reasonably have been obtained at such time from a Person that is not an Affiliate, in each case, as determined in good faith by a majority of the disinterested directors of the Board of Directors of Inmarsat Holdings Limited;

(11) transactions pursuant to agreements in existence on the Issue Date (on the terms in effect on such date) and disclosed in the Offering Circular; and

(12) any Concurrent Transactions.

“Concurrent Transactions” means (a) the direct or indirect application of the proceeds of the IPO on or before October 31, 2005 to (i) make any subordinated intercompany loans and/or capital contributions of any portions of the proceeds of the IPO from Inmarsat Group Holdings Limited directly or indirectly to any Subsidiary; (ii) pay any interest or principal on the Subordinated Intercompany Note Proceeds Loan or otherwise make any payment on or with respect to, or purchase, redeem, defease or otherwise retire for value the Subordinated Intercompany Note Proceeds Loan; (iii) pay any interest or principal on any Subordinated Intercompany Shareholder Funding Loan or otherwise make any payment on or with respect to, or purchase, redeem, defease or otherwise retire for value any Subordinated Intercompany Shareholder Funding Loan; (iv) make any payment on or with respect to, or purchase, redeem, defease or otherwise retire for value the Subordinated Preference Certificates; (b) the making of any subordinated intercompany loans from Inmarsat Group Limited to Inmarsat Holdings Limited on terms substantially similar to the subordinated Intercompany Shareholder Funding Loan; and (c) the payment to Holders of the Notes or the Senior Discount Notes of any fee in accordance with the terms of the Consent Solicitations, in each case, substantially as set forth in the Consent Solicitations.

“Consent Solicitations” means the consent solicitation statement of Inmarsat Finance plc, dated April 20, 2005, seeking the consent of Holders of the Senior Notes to certain proposed amendments to the indenture governing the Senior Notes and the consent solicitation statement of Inmarsat Finance II plc, dated April 20, 2005, seeking the consent of Holders of the Notes to certain proposed amendments to the Indenture.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such Period plus, without duplication:

(1) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(3) depreciation, amortization and any other non-cash items for such period to the extent deducted in determining Consolidated Net Income for such period (other than any non-cash item which requires the accrual of, or a reserve for, cash charges for any future period) of Inmarsat Holdings Limited and the Restricted Subsidiaries (including amortization of capitalized debt issuance costs for such period and any non-cash compensation expense, realized for grants of stock options or other rights to officers, directors and employees), all of the foregoing determined on a consolidated basis in accordance with GAAP; minus

(4) to the extent they increase Consolidated Net Income, net after-tax exceptional or non-recurring gains; plus

(5) to the extent they decrease Consolidated Net Income, net after-tax exceptional or non-recurring losses (other than after-tax exceptional or non-recurring losses relating to an Event of Loss (net of after-tax gains relating to the recover of Event of Loss Proceeds resulting from such Event of Loss)); minus

(6) to the extent they increase Consolidated Net Income, non-cash items (including the partial or entire reversal of reserves taken in prior periods, but excluding reversals of accruals or reserves for cash charges taken in prior periods and excluding the accrual of revenue in the ordinary course of business) for such period;

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of Inmarsat Holdings Limited will be added to Consolidated Net Income to compute Consolidated Cash Flow of Inmarsat Holdings Limited only in the same proportion as the relevant Person’s Net Income was included in Consolidated Net Income.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its shareholders (save as a consequence of a Permitted Restriction);

(3) the cumulative effect of a change in accounting principles will be excluded;

(4) any exceptional or non-recurring gain relating to the recovery of Event of Loss Proceeds (net of any after-tax exceptional or non-recurring loss resulting from the related Event of Loss) will be excluded;

(5) notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries;

(6) any expenses, charges or other costs related to the Transactions (including amortization of any such expenses, charges or other costs that have been capitalized) will be excluded; and

(7) any exceptional or non-recurring loss arising from an Event of Loss (net of any after-tax exceptional or non-recurring gains relating to the recover of Event of Loss Proceeds resulting from such Event of Loss) related to the first loss of an Inmarsat-4 satellite will be excluded, provided that such loss will be excluded only if, after such Event of Loss, at least one Inmarsat-4 satellite has been accepted in orbit and is covered by in-orbit insurance on a net book value basis maintained by Inmarsat Holdings Limited and its Restricted Subsidiaries.

“Consolidated Net Indebtedness” of any Person at any date means the Indebtedness of such Person at such date less cash (whether or not restricted) and Cash Equivalents of such Person and its Restricted Subsidiaries at such date.

“Cumulative Credit” means the sum of:

(1) Consolidated Cash Flow for the relevant period, plus

(2) 100% of the aggregate net cash proceeds and Fair Market Value of Marketable Securities received by Inmarsat Holdings Limited after the IPO Closing Date as a contribution to its ordinary equity capital or from the issue or sale of Equity Interests of Inmarsat Holdings Limited (other than Disqualified Shares) or from the issue or sale of convertible or exchangeable Disqualified Shares or convertible or exchangeable debt securities of Inmarsat Holdings Limited that have been converted into or exchanged for such Equity Interest (other than Equity Interests (or Disqualified Shares or debt securities) sold to a Subsidiary of Inmarsat Holdings Limited), plus

(3) 100% of the net cash proceeds received by Inmarsat Holdings Limited in connection with the incurrence of any Subordinated Intercompany Shareholder Funding Loan after the IPO Closing Date, plus

(4) an amount equal to the aggregate net reduction in Restricted Investments (other than any such Restricted Investment made pursuant to paragraphs (b)(1) to (11) of Section 4.07) made after the IPO Closing Date by Inmarsat Holdings Limited or any Restricted Subsidiary and resulting from the repurchase, repayment or redemption of such Restricted Investments for cash, or from cash proceeds realized on the sale of all or part of such Investment or representing a return of capital (excluding dividends ) with respect thereto; provided, however, that the foregoing net reduction shall not exceed the amount (in respect of any Person) of the Restricted Investment previously made (and treated as a Restricted Payment) by Inmarsat Holdings Limited or any Restricted Subsidiary in such Person, plus

(5) to the extent that any Unrestricted Subsidiary of Inmarsat Holdings Limited designated as such after the IPO Closing Date is redesignated as a Restricted Subsidiary after the IPO Closing Date, the lesser of (i) the Fair Market Value of Inmarsat Holdings Limited’s Investment in such Subsidiary as of the date of such redesignation or (ii) the sum of (A) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the IPO Closing Date and (B) the amount of any subsequent Investment by Inmarsat Holdings Limited and its Restricted Subsidiaries in such Unrestricted Subsidiary made (and treated as a Restricted Payment) after the IPO Closing Date and after the original date of designation, plus

(6) 50% of any dividends received in cash by Inmarsat Holdings Limited or a Guarantor after the IPO Closing Date from an Unrestricted Subsidiary of Inmarsat Holdings Limited, to the extent that such dividends were not otherwise included in Consolidated Net Income of Inmarsat Holdings Limited for such period;

provided, however, for the avoidance of doubt, neither the proceeds nor the impact of the IPO or the Concurrent Transactions shall increase or decrease the Cumulative Credit.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of indebtedness issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preference shares of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Inmarsat Holdings Limited or any Holdco of Inmarsat Holdings Limited (other than Disqualified Shares) or to Inmarsat Group Limited or a Restricted Subsidiary of Inmarsat Holdings Limited, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined statutory income or corporation tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP; minus

(5) non-cash interest accrued on the Subordinated Intercompany Shareholder Funding Loan during such period; minus

(6) any expenses, charges or other costs related to the Transactions (or any amortization thereof) and included in such period in computing Fixed Charges.

“IPO” means a Public Equity Offering that is completed on or prior to October 31, 2005.

“IPO Closing Date” means the date of receipt by Inmarsat Holdings Limited or any Restricted Subsidiary of the proceeds from the IPO.

“Leverage Ratio” of any Person means the ratio of (i) Consolidated Net Indebtedness of such Person as of the date of calculation (the “Determination Date”) to (ii) Consolidated Cash Flow of such Person for the four full consecutive fiscal quarters on or immediately preceding such Determination Date for which financial information is available (the “Measurement Period”).

For purposes of calculating the Leverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers, consolidations, amalgamations or other business combinations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the calculation date will be given pro forma effect as if they has occurred on the first day of the Measurement Period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act; and

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded.

“Senior Notes” means the 7 5/8% Senior Notes due 2012 issued by Inmarsat Finance plc.

Manually signed facsimile copies of the Letter of Consent will be accepted. The Letter of Consent and any other required documents should be mailed, faxed or otherwise delivered by each Holder or such Holder’s broker, dealer, commercial bank, trust company or other nominee to the Tabulation Agent at its address set forth below.

The Tabulation Agent for the Solicitation is:

The Bank of New York

By Mail, Hand or Overnight Courier:

The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street - 7 East New York, New York 10286 United States of America	The Bank of New York (Luxembourg) S.A. Aérogolf Centre, 1A Hoehenhof L-1736 Senningerberg Grand Duchy of Luxembourg

Tel: (212)815 5788	Tel: +44 (0)20 7964 4835
Fax: (212)298 1915	Fax: +44 (0)20 7964 6399
Attn: William Buckley	Attn: Helena Durr

Questions and requests for assistance may be directed to the Information Agent or the Solicitation Agent at their respective addresses and telephone numbers listed below. Requests for additional copies of the Consent Solicitation Statement and the Letter of Consent may be directed to the Information Agent at its telephone numbers and address listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Solicitation.

The Information Agent for the Solicitation is:

D. F. King & Co., Inc.

48 Wall Street

22nd Floor

New York, New York 10005

United States of America

Banks and Brokers call: (212) 269 5550 (collect)

All others call: (800) 431 9643 (toll free)

The Solicitation Agent for the Solicitation is:

CREDIT SUISSE FIRST BOSTON LLC Eleven Madison Avenue New York, New York 10010 United States of America Attn: Liability Management Group (800) 820-1653 (toll free)	CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED One Cabot Square London E14 4QJ United Kingdom Attn: Liability Management Group Telephone: +44 (0)20 7883 6748

Exhibit 99.2

LETTER OF CONSENT

in respect of

Inmarsat Finance II plc

10 3/8% Senior Discount Notes Due 2012

CUSIP Nos. G4781RAA8, 45763UAA3, 45763UAC9

ISINs USG4781RAA89, US45763UAA34, US45763UAC99

Pursuant to the Consent Solicitation Statement Dated April 20, 2005

THE SOLICITATION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MAY 5, 2005, UNLESS EXTENDED. THE SOLICITATION MAY BE EXTENDED AT ANY TIME AND FROM TIME TO TIME. HOLDERS WHO WISH TO BE ELIGIBLE TO RECEIVE THE CONSENT PAYMENT MUST PROPERLY DELIVER THEIR CONSENTS ON OR PRIOR TO THE EXPIRATION DATE. CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE TIME THAT THE SUPPLEMENTAL INDENTURE (AS DEFINED) IS EXECUTED.

The Tabulation Agent is:

The Bank of New York

By Mail, Hand or Overnight Courier:

The Bank of New York

Corporate Trust Operations

Reorganization Unit

101 Barclay Street - 7 East

New York, New York 10286

United States of America

Tel: (212) 815-5788

Fax: (212) 298-1915

Attention: William Buckley

Letters of Consent may also be delivered to the Tabulation Agent’s Luxembourg office at The Bank of New York (Luxembourg) S.A., Aérogolf Centre, 1A, Hoehenhof, L-1736 Senningerberg, Grand Duchy of Luxembourg, Tel: +44 (0)20 7964 4835, Fax: +44 (0)20 7964 6399, Attention: Helena Durr.

Delivery of this Letter of Consent to an address other than as set forth above, or transmission of instructions via a fax number other than as listed above, will not constitute a valid delivery.

All capitalized terms used and not defined herein shall have the meaning ascribed to them in the Consent Solicitation Statement or the Indenture governing the Securities.

The Letter of Consent is to be used by Registered Holders or Proxyholders therefor if such Holders desire to consent to the Proposed Amendments and instructions are not being transmitted through DTC.

Delivery of documents to DTC does not constitute delivery to the Tabulation Agent.

Only Registered Holders or Proxyholders therefor may validly submit Letters of Consent. The undersigned should complete, execute and deliver this Letter of Consent to indicate the action the undersigned desires to take with respect to the Solicitation.

Listed below are the Securities to which this Letter of Consent relates. If the space provided is inadequate, list the certificate number(s) (if held in certificated form) and principal amounts on a separately executed schedule and affix the schedule to this Letter of Consent.

DESCRIPTION OF THE SECURITIES

Name(s) and Address(es) of the Registered Holder(s) (Please fill in if blank)*	DTC Participant and Participant’s DTC Account Number in which Securities are Held (Please fill in if blank)*	CUSIP(s) / ISIN(s)	Aggregate Principal Amount Represented	Principal Amount as to which Consents are Given

*	The names and addresses of the Holders should be printed, if not already printed above, exactly as they appear on the certificates representing the Securities, or if tendered by a participant in DTC, exactly as such participant’s name appears on a security position listing as the owner of the Securities.

NOTE: SIGNATURES MUST BE PROVIDED BELOW.

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

Ladies and Gentlemen:

The undersigned agrees and acknowledges that, by the execution and delivery hereof, the undersigned makes and provides a Consent Form with respect to the adoption of the Proposed Amendments (with respect to the principal amount of the Securities indicated) as permitted by the Indenture and, unless Box 2 is checked and subject to satisfaction of the conditions set forth in the Consent Solicitation Statement, hereby also consents to the execution of a Supplemental Indenture effecting the Proposed Amendments. The undersigned understands that any Consent provided hereby shall remain in full force and effect unless and until such Consent is revoked in accordance with the procedures set forth in the Consent Solicitation Statement and this Letter of Consent. The undersigned understands that no Consents may be revoked (and agrees that it will not attempt to do so) after the Supplemental Indenture is executed. The undersigned understands that the Proposed Amendments will not become effective until the Supplemental Indenture has been executed and delivered by the Company, the Guarantors and the Trustee, the other conditions set forth in the Consent Solicitation Statement have been satisfied, and the Consent Payment has been made. If the Solicitation is terminated or withdrawn, the Proposed Amendments will not become effective.

If the undersigned is not the Registered Holder of the Securities listed in the box above labelled “Description of the Securities” under the column heading “Principal Amount as to which Consents are Given” or such Registered Holder’s legal representative or attorney-in-fact, then, in order to properly submit a Consent Form, the undersigned will obtain a properly completed irrevocable proxy that authorizes the undersigned (or the undersigned’s legal representative or attorney-in-fact) to deliver Consents in respect of such Securities on behalf of the Registered Holder thereof, and such proxy will be delivered with this Letter of Consent.

The undersigned understands that Consents may be revoked by written notice of revocation given in accordance with the procedures set forth in the Consent Solicitation Statement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to deliver or withhold consents for the Securities as indicated herein. The undersigned will upon request execute and deliver any additional documents deemed by the Trustee to be necessary or desirable with respect thereto or to execute and deliver the Supplemental Indenture.

All authority conferred or agreed to be conferred by this Letter of Consent shall not be affected by, and shall survive, the death, incapacity, dissolution, bankruptcy or insolvency of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns of the undersigned.

All questions as to the form of all documents and the validity (including time of receipt) and delivery of Consents will be determined in accordance with the procedures set forth in the Consent Solicitation Statement.

The undersigned acknowledges that the undersigned must comply with the provisions of this Letter of Consent and complete the information required herein to validly consent to the Proposed Amendments set forth in the Consent Solicitation Statement. Upon the satisfaction of the Requisite Consents Condition, the Company, the Guarantors and the Trustee will execute the Supplemental Indenture. Although the Supplemental Indenture will be effective upon execution, it will cease to be effective if each of the Public Offering Completion Condition, and other conditions set forth herein do not occur, and the Company does not make the Consent Payment, on or prior to October 31, 2005. The Consent Payment will be payable as soon as practicable, and in no event more than ten days after the Public Offering Closing Date, following the later of the Expiration Date and the satisfaction of the Payment Conditions as set forth in the Consent Solicitation Statement.

Unless otherwise indicated herein under “Special Payment Instructions”, “Special Delivery Instructions” or “Wire Transfer Instructions”, the undersigned hereby requests that any checks for payment to be made in connection with the Consent granted hereby be issued to the order of, and delivered to, the undersigned at the address indicated for the undersigned in the box entitled “Description of the Securities” within this Letter of Consent. In the event that the “Special Payment Instructions” or “Special Delivery Instructions” box is completed, the undersigned hereby requests that checks for payment of the applicable Consent Payment be issued in the name(s) of, and be delivered to, other person(s) at the address(es) therein indicated. In the event that the “Wire Transfer Instruction” box is completed, the undersigned hereby requests that payment of the applicable Consent Payment be made by wire transfer.

The undersigned authorizes the Company to deliver this Letter of Consent and any proxy delivered in connection herewith to the Tabulation Agent as evidence of the undersigned’s actions with respect to the Proposed Amendments.

PLEASE SIGN HERE

This Consent is being solicited by the Company. Holders of the Securities who wish to receive a Consent Payment must consent to the adoption of the Proposed Amendments.

Box 1	☐	I CONSENT to the adoption of the Proposed Amendments.
Box 2	☐	I DO NOT CONSENT to the adoption of the Proposed Amendments.

NOTE:

Holders of Securities who wish to consent to the adoption of the Proposed Amendments pursuant to the Consent Solicitation Statement should (a) check Box 1 and (b) complete, sign, date and mail or deliver this Letter of Consent to the Tabulation Agent, at the address or fax number set forth on the front cover of this Letter of Consent.

Holders of Securities who do not consent or wish to abstain from consenting to the adoption of the Proposed Amendments should (a) check Box 2 and (b) complete, sign, date and mail or deliver this Letter of Consent to the Tabulation Agent, at the address or fax number set forth on the front cover of this Letter of Consent.

If no box is checked above but this Letter of Consent is otherwise completed, signed, dated and mailed or otherwise delivered to the Tabulation Agent, the undersigned will be deemed to have delivered a “CONSENT” to the adoption of the Proposed Amendments and the Holders of the Securities represented by such Letter of Consent will be entitled to receive the Consent Payment in the manner and at the time and subject to the conditions, in each case, described herein.

This Letter of Consent must be signed by or on behalf of the Registered Holder(s) exactly as its (their) name(s) appear(s) on certificate(s) representing Securities, or if tendered by a participant in DTC, exactly as such participant’s name appears on a security position listing as the owner of Securities. If this Letter of Consent will be signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or anyone else acting in a fiduciary or representative capacity, please set forth your full title.

SIGNATURE(S) OF REGISTERED HOLDER(S) OR AUTHORIZED SIGNATORY

(See guarantee requirement below)

Dated

Name(s)

(Please Print)

Title

Address

(Including Zip Code)

Area Code and Telephone Number

Tax Identification or Social Security Number

MEDALLION SIGNATURE GUARANTEE (If Required - See Instruction 3)

Authorized Signature
Name of Firm

SPECIAL PAYMENT INSTRUCTIONS (See Instructions 4 and 6)

To be completed ONLY if the check(s) for the applicable Consent Payment are to be issued in the name of someone OTHER than the person(s) whose signature(s) appear(s) within this Letter of Consent.

Issue check in the name of:

Name

(Please Print)

Address

(include Zip Code)

(Tax Identification or Social Security Number of payee)

(Sec enclosed Form W-9)

SPECIAL DELIVERY INSTRUCTIONS (See Instructions 4 and 6)

To be completed ONLY if the check(s) for the applicable Consent Payment are to be sent to an address OTHER than that shown in the box entitled “Description of Securities” within this Letter of Consent.

Deliver check to:

Name

(Please Print)

Address

(include Zip Code)

(Tax Identification or Social Security Number of payee)

(Sec enclosed Form W-9)

WIRE TRANSFER INSTRUCTIONS

To be completed ONLY if the Consent Payment is to be made by wire transfer.

Send via wire to:

ABA/CHIPS/SWIFT:

Bank:

Account No.:

Beneficiary:

INSTRUCTIONS FOR SECURITY HOLDERS FORMING PART OF THE TERMS

AND CONDITIONS OF THIS CONSENT

1.	Expiration Date. The term “Expiration Date” with respect to the Solicitation means 5:00 p.m., New York City time, on May 5, 2005, unless otherwise extended by the Company in which event the terms “Expiration Date” will mean the latest time and date to which the Solicitation is so extended. In order to extend an Expiration Date, the Company will notify the Tabulation Agent of any extension by giving oral (confirmed in writing) or written notice no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Any such extension will be followed as promptly as reasonably practicable by notice thereof by press release or other public announcement. Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligations to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service. Such announcement or notice may state that the Company is extending the Solicitation for a specified period of time or on a daily basis. Failure of any Holder to receive such notice will not affect the extension of the Solicitation.

2.	Delivery of this Letter of Consent. Holders must properly complete, duly execute and properly deliver the Letter of Consent to the Tabulation Agent on or before the Expiration Date. Consents will be accepted on or prior to the Expiration Date in accordance with the procedures described in the preceding sentence and otherwise in compliance with this Letter of Consent. The method of delivery of this Letter of Consent and all other required documents to the Tabulation Agent is at the election and risk of the Holder and, except as otherwise provided below, delivery will be deemed made only when actually received by the Tabulation Agent. In all cases sufficient time should be allowed to assure timely delivery. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. NO LETTER OF CONSENT SHOULD BE SENT TO ANY PERSON OTHER THAN THE TABULATION AGENT. HOLDERS OF SECURITIES SHOULD NOT TENDER OR DELIVER SECURITIES AT ANY TIME.

3.	Signature on Letter of Consent. If this Letter of Consent is signed by the Registered Holder of the Securities, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) without alteration or any change whatsoever. If this Letter of Consent is signed by a participant in DTC whose name is shown as the owner of the Securities, the signature must correspond with the name shown on the security position listing as the owner of the Securities.

If any of the Securities are registered in the name of two or more Holders, all such Holders must sign this Letter of Consent. If any of the Securities are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Consent as there are different registrations of certificates.

If this Letter of Consent is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Company of such person’s authority to so act must be submitted.

If this Letter of Consent is signed other than by the Registered Holder of the Securities listed, then this Letter of Consent must be accompanied by a duly completed proxy entitling the signer to consent with respect to such Securities on behalf of such Registered Holder, in any case signed exactly as the name(s) of the Registered Holder appears on the Securities. Such signatures on this Letter of Consent are required and must be guaranteed by a firm that is a member of a registered national securities exchange or a member of the NASD or by a commercial bank or trust company holding an office or correspondent in the United States, unless the signature is that of an Eligible Institution.

4.	Special Payment and Delivery Instructions. If a check for the Consent Payment is to be issued or delivered in the name of a person other than the signer of this Letter of Consent, then the “Special Payment Instructions” box in this Letter or Consent should be completed. If a check is to be sent to someone other than the signer of this Letter of Consent or to an address other than that shown above, then the “Special Delivery Instructions” box in this Letter of Consent should be completed. If the Consent Payment is to be made by wire transfer, the “Wire Transfer Instructions” box in this Letter of Consent should be completed.

5.	Questions Regarding Validity, Form, Legality, etc. All questions as to the validity, form and eligibility (including time of receipt) regarding the Solicitation procedures will be determined by the Company in its sole discretion, which determination will be conclusive and binding. The Company reserves the right to reject any or all Letters of Consent or revocations thereof that are not in proper form or the acceptance of which could, in the opinion of the Company or its counsel, be unlawful. The Company also reserves the right to waive any defects or irregularities in connection with deliveries of particular Letters of Consent or revocations thereof. Unless waived, any defects or irregularities in connection with deliveries of Letters of Consent or revocations thereof must be cured within such time as the Company determines. None of the Company or any of their affiliates, the Solicitation Agent, the Information Agent, the Tabulation Agent or any other person shall be under any duty to give any notification of any such defects or irregularities or waiver, nor shall any of them incur any liability for failure to give such notification. Deliveries of Letters of Consent or revocations thereof will not be deemed to have been made until all the defects or irregularities therein have been cured or waived. The Company’s interpretations of the terms and conditions of the Solicitation shall be conclusive and binding.

6.	Consent Payment Instructions. Upon the terms and subject to the conditions set forth in this Letter of Consent and in the Consent Solicitation Statement. The Company agrees to pay each Holder that has properly delivered to the Tabulation Agent a Letter of Consent on or prior to the Expiration Date the applicable Consent Payment as specified in the Consent Solicitation Statement. The Solicitation will expire at the Expiration Date as described in Instruction No. 1. The Consent Payment will be paid only to Holders from whom Letters of Consent are received on or prior to the Expiration Date. Holders whose Letters of Consent are not received by the Tabulation Agent, or are revoked, on or prior to the applicable Expiration Date WILL NOT be entitled to a Consent Payment.

The Consent Payments will be paid following the later of (i) the Expiration Date and (ii) the satisfaction of the Payment Conditions, including those set forth above, and no more than ten business days following the Public Offering Closing Date.

7.	Relocation of Consent. Holders who validly revoke Consents will not be eligible to receive the applicable Consent Payment, unless Consents are validly redelivered on or prior to the Expiration Date.

Holders who wish to exercise their right of revocation with respect to a Consent must give written notice of revocation by fax, mail or hand delivery to the Tabulation Agent at its address or fax number set forth on the front cover of this Letter of Consent, which must be received by the Tabulation Agent prior to the time the Supplemental Indenture is executed. In order to be valid, a notice of revocation must specify the Holder whose name appears on the security position listing as the owner of such Securities and the principal amount of Securities (in integral multiples of $1,000) to which such revocation of Consents relates. The notice of revocation must be signed and executed by the Holder in the same manner as the Letter of Consent. However, validly revoked Consents may be redelivered by following the procedures therefor described elsewhere in this Letter of Consent at any time prior to the Expiration Date.

8.	Waiver, Amendment; Conditions. The Company reserves the absolute right to amend, waive or modify the terms of the Solicitation, as more fully described in the Consent Solicitation Statement. The obligation of the Company to pay the Consent Payment is subject to the condition that Consents be received from Holders of more than 50% in aggregate principal amount of the Securities outstanding (excluding Securities held directly or indirectly by the Company, or any of its Subsidiaries or Affiliates) and certain other conditions as described in the Consent Solicitation Statement.

IMPORTANT U.S. FEDERAL TAX INFORMATION

Under current U.S. Federal income tax law, a Holder who does not hold certificates in book-entry form and receives a Consent Payment from the Company as consideration for such Holder’s Consent is required to provide the Tabulation Agent with such Holder’s current taxpayer identification number (“TIN”) on the enclosed IRS Form W-9, or, alternatively, to establish another basis for an exemption from backup withholding. If such Holder is an individual, the TIN is his or her Social Security number. If the Tabulation Agent is not provided with the correct TIN, the Holder or other payee may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, any payment made to such Holder or other payee with respect to any Consent Payment paid pursuant to the Solicitation may be subject to backup withholding tax at a rate currently equal to 28%.

Certain Holders (including, among others, all corporations and non-U.S. persons) are not subject to these backup withholding and reporting requirements, but may be required to establish their exemption therefrom. Non-U.S. Holders should complete an IRS Form W-8BEN to establish their entitlement to an exemption from backup withholding and reporting requirements. An IRS Form W-8BEN may be obtained from the IRS at its Internet web site: www.irs.gov.

If backup withholding applies, the Tabulation Agent is required to withhold on any payment made to the Holder. Backup withholding is not an additional tax. Rather, the Federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided the required information is provided to the Internal Revenue Service.

FORM OF PROXY

The undersigned appoints                                     , the proxy of the undersigned, to represent the undersigned in connection with the Solicitation, to the extent of the Securities listed below which entitle the undersigned to deliver or withhold a consent to the adoption of the Proposed Amendments, as set forth in the Consent Solicitation Statement.

The signature on this Proxy should correspond exactly with Registered Holder’s name as listed in the records of the Trustee. In the case of joint tenancies, both Registered Holders should sign. Persons signing as an attorney, executor, administrator, trustee or guardian should give their full title.

Dated: , 2005

(SIGNATURE)

(SIGNATURE)

Any questions or requests for assistance may be directed to the Information Agent or the Solicitation Agent at their respective telephone numbers or addresses set forth below. A Holder may also contact such Holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Solicitation.

CREDIT SUISSE FIRST BOSTON LLC Eleven Madison Avenue New York, New York 10010 United States of America Attention: Liability Management Group (212) 538-0652	CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED One Cabot Square London E14 4QJ United Kingdom Attention: Liability Management Group +44 (0)20 7883 6748

Requests for additional copies of this Letter of Consent should be directed to the Information Agent, as follows:

D. F. King & Co., Inc.

48 Wall Street

22nd Floor

New York, New York 10005

United States of America

Banks and Brokers call: (212) 269-5550 (collect)

All others call: (800) 431-9643 (toll free)

Exhibit 99.3

INMARSAT FINANCE II PLC

Solicitation of Consents from Holders of

10 3/8% Senior Discount Notes Due 2012

CUSIP Nos. G4781RAA8, 45763UAA3, 45763UAC9

ISINs USG4781RAA89, US45763UAA34, US45763UAC99

Pursuant to the Consent Solicitation Statement dated April 20, 2005

THIS SOLICITATION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MAY 5, 2005, UNLESS EXTENDED (SUCH TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”). ONLY A HOLDER OF SECURITIES AS OF THE RECORD DATE (AS DEFINED BELOW) IN RESPECT OF WHICH THERE HAS BEEN DELIVERED A VALID CONSENT PRIOR TO THE EXPIRATION DATE (WHICH HAS NOT BEEN PROPERLY REVOKED) WILL BE ENTITLED TO RECEIVE THE CONSENT PAYMENT (AS DEFINED BELOW). CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE TIME THAT THE SUPPLEMENTAL INDENTURE (AS DEFINED BELOW) IS EXECUTED.

April 20, 2005

To Brokers, Dealers, Commercial Banks,

Trust Companies and other Nominees:

As described in the enclosed Consent Solicitation Statement, Inmarsat Finance II plc, a public limited company organized under the laws of England and Wales (the “Company”), is soliciting Consents from holders of record as of 5:00 p.m., New York City time, on April 20, 2005 (the “Record Date”) of its 10 3/8% Senior Discount Notes Due 2012 (the “Securities”) outstanding in the aggregate accreted principal amount of $313.68 million on the Record Date to amend certain provisions (the “Proposed Amendments”) of the Indenture (the “Indenture”), dated as of November 24, 2004, among the Company, the guarantors named therein and The Bank of New York, as Trustee, primarily in order to facilitate a possible Public Offering (as defined in the Consent Solicitation Statement) of ordinary shares of Inmarsat Group Holdings Limited (the “Parent”), the indirect parent of the Company, and compliance with the Parent’s expected dividend policy following any such Public Offering, as further described in the Consent Solicitation Statement. Upon the satisfaction of the Requisite Consents Condition, the Company, the guarantors of the Securities and the trustee for the Securities will execute a supplemental indenture setting forth the Proposed Amendments (the “Supplemental Indenture”). Although the Supplemental Indenture will be effective upon execution, it will cease to be effective if each of the Public Offering Completion Condition, and other conditions set forth herein do not occur, and the Company does not make the Consent Payment, on or prior to October 31, 2005. Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Consent Solicitation Statement.

The Company will not pay any fees or commissions to you for soliciting Consents. However, you will be reimbursed by the Company for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients, including the reasonable expenses of overnight courier services.

For your information and for forwarding to your clients for whom you hold the Securities held of record in your name or in the name of your nominee(s), enclosed are copies of the following documents:

1. The Consent Solicitation Statement;

2. A Letter of Consent for the Securities, which may be used by you or your clients who have obtained a proxy to deliver such Letter of Consent on your behalf;

3. A printed form letter, including a Letter of Instructions, which you may use to correspond with your clients for whose accounts you hold Securities held of record in your name or in the name of your nominee(s), with space provided for obtaining such clients’ instructions regarding the Solicitation;

4. A return envelope addressed to The Bank of New York (the “Tabulation Agent”);

5. Request for Taxpayer Identification Number and Certification on Form W-9; and

6. Certificate of Foreign Status of Beneficial Holder for United States Tax Withholding on Form W-8BEN.

WE URGE YOU TO CONTACT YOUR CLIENTS PROMPTLY AS POSSIBLE TO OBTAIN THEIR INSTRUCTIONS.

Any inquiries you may have with respect to the Solicitation should be addressed to D. F. King & Co., Inc. (the “Information Agent”) or Credit Suisse First Boston (the “Solicitation Agent”) at their respective addresses and telephone numbers set forth in the enclosed Consent Solicitation Statement. Additional copies of the materials may be obtained from the Information Agent at the address and telephone numbers set forth in the enclosed Consent Solicitation Statement.

Holders of record as of the Record Date desiring to deliver Consents should complete, sign and date the Letter of Consent in accordance with the instructions therein and mail, fax or otherwise deliver it and any other required documents to the Tabulation Agent at its address or fax number set forth on the front cover page thereof for receipt prior to the Expiration Date.

Consents should only be delivered to The Bank of New York, not to the Company, the Solicitation Agent or the Information Agent. However, the Company reserves the right to accept any Consent sent to the Company, the Solicitation Agent or the Information Agent.

HOLDERS SHOULD NOT TENDER OR DELIVER SECURITIES AT ANY TIME.

All questions as to the form of documents and validity, eligibility (including time of receipt), acceptance for payment and revocation of Consents will be determined by the Company in its sole discretion, and its determination will be final and binding. The Company reserves the absolute right to reject any and all Consents that it determines are not in proper form or the acceptance for payment of or payment for which may, in the opinion of its counsel, be unlawful. The Company also reserves the absolute right in its sole discretion to waive any defect or irregularity in the Consent of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. The Company’s interpretation of the terms and conditions of the Solicitation (including the instructions in the Letter of Consent) will be final and binding. None of the Company, the Solicitation Agent, the Tabulation Agents or the Information Agent shall be under any duty to give notification of any defects or irregularities in Consents or any notices of revocation or will incur any liability for failure to give any such notification.

Very truly yours,

INMARSAT FINANCE II PLC

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON, THE AGENT OF THE COMPANY, THE TABULATION AGENT, ANY SOLICITATION AGENT OR THE INFORMATION AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE SOLICITATION, OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS EXPRESSLY CONTAINED THEREIN.

Exhibit 99.4

INMARSAT FINANCE II PLC

Solicitation of Consents from Holders of

10 3/8% Senior Discount Notes Due 2012

CUSIP Nos. G4871RAA8, 45763UAA3, 45763UAC9

ISINs USG4781RAA89, US45763UAA34, US45763UAC99

Pursuant to the Consent Solicitation Statement dated April 20, 2005

THIS SOLICITATION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MAY 5, 2005, UNLESS EXTENDED (SUCH TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”). ONLY A HOLDER OF SECURITIES AS OF THE RECORD DATE (AS DEFINED BELOW) IN RESPECT OF WHICH THERE HAS BEEN DELIVERED A VALID CONSENT PRIOR TO THE EXPIRATION DATE (WHICH HAS NOT BEEN PROPERLY REVOKED) WILL BE ENTITLED TO RECEIVE THE CONSENT PAYMENT (AS DEFINED BELOW). CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE TIME THAT THE SUPPLEMENTAL INDENTURE (AS DEFINED) IS EXECUTED.

April 20, 2005

To Our Clients:

Enclosed for your consideration are a Consent Solicitation Statement, a Letter of Consent and related materials relating to the solicitation by Inmarsat Finance II plc (the “Company”), a public limited company organized under the laws of England and Wales, of consents from holders of record as of 5:00 p.m., New York City time, on April 20, 2005 (the “Record Date”) of its 10 3/8% Senior Discount Notes due 2012 (the “Securities”) outstanding in the aggregate principal amount of $301,023,000 on the Record Date to amend certain provisions (the “Proposed Amendments”) of the Indenture, dated as of November 24, 2004, among the Company, the Guarantors named therein and The Bank of New York, as Trustee (the “Indenture”). The Company is seeking the adoption of the Proposed Amendments primarily in order to facilitate a possible Public Offering (as defined in the Consent Solicitation Statement) of ordinary shares of Inmarsat Group Holdings Limited (the “Parent”), the indirect parent of the Company, and compliance with the Parent’s expected dividend policy following any such Public Offering, as described in the Consent Solicitation Statement. The Proposed Amendments, if adopted, will become effective upon the execution and delivery of the Supplemental Indenture by the Company, the Guarantors and the Trustee. Although the Supplemental Indenture will be effective upon execution, it will cease to be effective if each of the Public Offering Completion Condition, and other conditions set forth herein do not occur, and the Company does not make the Consent Payment, on or prior to October 31, 2005. The Company presently intends to execute and deliver the Supplemental Indenture promptly following satisfaction of the Requisite Consents Condition. Capitalized terms used but not defined herein have the meanings given to them in the Consent Solicitation Statement or the Indenture.

If the Requisite Consents are received and not properly revoked, each Holder who has delivered a valid Consent at or prior to the Expiration Date will, so long as such Consent is not properly revoked before the Supplemental Indenture is executed, receive a Consent Payment in the manner and at the time described below, but only if certain conditions set forth in the Consent Solicitation Statement are satisfied. The Consent Payment will be equal to $25 for each $1,000 accreted principal amount as of the Record Date of Securities then outstanding and held by such Holder for which a Consent from such Holder has been so received and not revoked and will be paid following the later of (i) the Expiration Date and (ii) the satisfaction of the Payment Conditions, including those set forth above, and no more than ten business days following the Public Offering Closing Date.

This material is being forwarded to you as the beneficial owner of the Securities held by us for your account but not registered in your name. The accompanying Letter of Consent is furnished to you for informational purposes and may be used by you to deliver a Consent only if you obtain a proxy from us authorizing you to deliver the Letter of Consent and vote the related Securities on our behalf. Delivery of a Consent with respect to such Securities may also be made by us as the Holder of record and only pursuant to your instructions.

Accordingly, we request instructions as to whether you wish to deliver Consents with respect to the Securities held by us for your account. If you wish to have us do so, please so instruct us by completing, executing and returning to us the Letter of Instructions printed on the reverse side hereof. PLEASE DO NOT COMPLETE THE LETTER OF CONSENT IF YOU HAVE NOT OBTAINED A PROXY FROM US. The Letter of Consent is enclosed for your reference and will be completed by us and returned to The Bank of New York, as the Tabulation Agent, upon receipt by us of the Letter of Instructions (unless you have obtained a proxy from us, in which case you should complete and return the Letter of Consent to the Tabulation Agent). If you do not wish us to deliver Consents for your Securities, you do not need to return the Letter of Instructions to us or take any further action.

If you instruct us to Consent, we will Consent with respect to the entire principal amount of the Securities held by us for your account unless otherwise directed on the Letter of Instructions. Your instructions should be forwarded to us in ample time to permit us to deliver a Consent on your behalf prior to the Expiration Date.

LETTER OF INSTRUCTIONS

The undersigned acknowledge(s) receipt of your letter and the enclosed materials referred to therein relating to the Solicitation by Inmarsat Finance II plc of Consents from Holders of record of the Securities to adopt the Proposed Amendments of the Indenture primarily in order to facilitate a possible Public Offering (as defined in the Consent Solicitation Statement) of ordinary shares of Inmarsat Group Holdings Limited (the “Parent”), the indirect parent of the Company, and compliance with the Parent’s expected dividend policy following any such Public Offering. Capitalized terms used but not defined herein have the meanings given to them in the Consent Solicitation Statement.

This will instruct you to deliver a Consent with respect to the principal amount indicated below of the Securities held by you and indicated below for the account of the undersigned, upon the terms and subject to the conditions set forth in the Consent Solicitation Statement.

Principal Amount Held for Account of Undersigned                                          $

Principal Amount with Respect to which Consents Should be Delivered       $                    *

*	Unless otherwise indicated, a Consent with respect to the entire principal amount held for the account of the undersigned will be delivered. Consents may be given only with respect to integral multiples of $1,000 of the Securities.

(PLEASE COMPLETE THE FOLLOWING)

SIGN HERE Dated

Signature(s)

Print Name(s) and Title

Address

_______________________________________________________________________________

(Please Include Zip Code) Telephone Number

(Please Include Area Code) Tax Identification Number (Social Security Number or Employer Identification Number)

My Account Number with You